Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-229096 and 333-229096-01

The information in this prospectus supplement and the accompanying prospectus to which it relates is not complete and may be changed. This prospectus supplement and the accompanying prospectus to which it relates are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT
(SUBJECT TO COMPLETION)
DATED OCTOBER 13, 2020

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 1, 2019)

Petrobras Global Finance B.V.

Unconditionally guaranteed by

Petróleo Brasileiro S.A. — Petrobras

(Brazilian Petroleum Corporation — Petrobras)

U.S.$                5.600% Global Notes due 2031

The 5.600% Global Notes due 2031 (the “Notes”) are general, unsecured, unsubordinated obligations of Petrobras Global Finance B.V. (“PGF”), a wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras (“Petrobras”). The Notes will be unconditionally and irrevocably guaranteed by Petrobras. The Notes will mature on January 3, 2031 and will bear interest at the rate of 5.600% per annum. Interest on the Notes is payable on January 3 and July 3 of each year, beginning on January 3, 2021. The Notes will be consolidated, form a single series, and be fully fungible, with PGF’s outstanding U.S.$1,500,000,000 5.600% Global Notes due 2031 (the “Original Notes”), issued on June 3, 2020. After giving effect to this offering, the total amount outstanding of PGF’s 5.600% Global Notes due 2031 will be U.S.$                .

PGF will pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the Notes. PGF may redeem, in whole or in part, the Notes at any time or from time to time prior to October 3, 2030 (the date that is three months prior the scheduled maturity of the Notes), by paying the greater of the principal amount of the Notes to be redeemed and a “make-whole” amount, in each case plus accrued and unpaid interest. Beginning on October 3, 2030, PGF may redeem, in whole or in part, the Notes at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest. The Notes will also be redeemable in whole without premium prior to maturity at PGF’s option upon the imposition of certain withholding taxes. See “Description of the Notes—Optional Redemption.”

This prospectus supplement has been prepared on the basis that any offer of Notes in any Member State of the European Economic Area or in the United Kingdom will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended or superseded) from the requirement to publish a prospectus for offers of the Notes. The Notes are not intended to be offered, sold, or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the European Economic Area or the United Kingdom.

In connection with the offering, the underwriters are not acting for anyone other than the issuer. Neither the underwriters nor any of their affiliates regulated by the Financial Conduct Authority will be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The Original Notes are listed on the New York Stock Exchange (the “NYSE”), under the symbol “PBR/31.”

See “Risk Factors” beginning on page S-16 to read about factors you should consider before buying the Notes offered in this prospectus supplement and the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Initial price to the public(1):			Underwriting discount(2):			Proceeds, before expenses, to PGF:
	Per Note		Total	Per Note		Total	Per Note		Total
Notes		%	U.S.$		%	U.S.$		%	U.S.$

(1)       Plus accrued interest from June 3, 2020 to, but not including, the settlement date, in an aggregate amount of U.S.$                       , assuming settlement occurs on                 2020.

(2)       See “Underwriting” beginning on page S-46 of this prospectus supplement for additional information regarding underwriting compensation.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on or about                     , 2020.

Joint Bookrunners

BofA Securities	Deutsche Bank Securities	HSBC	Itaú BBA	J.P. Morgan	Santander	Scotiabank

The date of this prospectus supplement is                    , 2020.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes that PGF is offering and certain other matters relating to PGF and Petrobras and Petrobras’s financial condition. The second part, the accompanying prospectus, gives more general information about securities that PGF and Petrobras may offer from time to time. Generally, references to the prospectus mean this prospectus supplement and the accompanying prospectus combined. If the information in this prospectus supplement differs from the information in the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus we prepare or authorize. PGF and Petrobras have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither PGF nor Petrobras is making an offer to sell the Notes in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the relevant document.

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A. – Petrobras and its consolidated subsidiaries taken as a whole, and references to “PGF” mean Petrobras Global Finance B.V., a wholly-owned subsidiary of Petrobras. Terms such as “we,” “us” and “our” generally refer to both Petrobras and PGF, unless the context requires otherwise or as otherwise indicated.

References herein to “reais” or “R$” are to the lawful currency of Brazil. References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.

Prohibition of sales to EEA and UK retail investors – For the purposes of this Prospectus Supplement, all references to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

MiFID II product governance – Any distributor subject to MiFID II subsequently offering, selling or recommending the Notes is responsible for undertaking its own target market assessment in respect of the Notes and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 ("Delegated Directive"). Neither the Issuer nor any of the underwriters make any representations or warranties as to a Distributor's compliance with the Delegated Directive.

S-1

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement are forward-looking statements that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained, or incorporated by reference in this prospectus supplement may be identified by the use of forward-looking words, such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur.

We have made forward-looking statements that address, among other things:

•	the outbreak of the COVID-19 pandemic and its impacts on the sanitary, health, political and economic conditions worldwide and specifically in Brazil;

•	our marketing and expansion strategy;

•	our exploration and production activities, including drilling;

•	our activities related to refining, import, export, transportation of oil, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;

•	our projected and targeted capital expenditures, commitments and revenues;

•	our liquidity and sources of funding;

•	our pricing strategy and development of additional revenue sources; and

•	the impact, including cost, of acquisitions and divestments.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following:

•	our ability to obtain financing;

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	global economic conditions;

•	our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

S-2

•	changes in, or failure to comply with, laws or regulations, including with respect to fraudulent activity, corruption and bribery;

•	receipt of governmental approvals and licenses;

•	international and Brazilian political, economic and social developments;

•	natural disasters, accidents, military operations, terrorist acts, acts of sabotage, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

•	the cost and availability of adequate insurance coverage;

•	our ability to successfully implement assets sales under our portfolio management program;

•	the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato investigation;”

•	the effectiveness of our risk management policies and procedures, including operational risks; and

•	litigation, such as class actions or enforcement or other proceedings brought by governmental and regulatory agencies.

For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Recent Developments” and “Risk Factors” in this prospectus supplement and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this prospectus supplement or the accompanying prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

S-3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Petrobras is incorporating by reference into this prospectus supplement the following documents that it has filed with the U.S. Securities and Exchange Commission (“SEC”):

1.	The Petrobras Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 23, 2020, as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on April 21, 2020 (as so amended, the “2019 Form 20-F”).

2.	The Petrobras Report on Form 6-K furnished to the SEC on July 31, 2020, containing Petrobras’s unaudited consolidated interim financial statements in U.S. dollars as of June 30, 2020, and for the three-month and six-month periods ended June 30, 2020 and 2019, prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board, as amended by Petrobras Report on Form 6-K/A furnished to the SEC on September 4, 2020, containing the Interactive Data File relating to such unaudited consolidated interim financial statements.

3.	The Petrobras Report on Form 6-K furnished to the SEC on August 11, 2020, relating to the arbitration involving Sete Brasil.

4.	The Petrobras Report on Form 6-K furnished to the SEC on August 14, 2020, containing a discussion of Petrobras’s financial information and results in U.S. dollars as of June 30, 2020, and for the six-month periods ended June 30, 2020 and 2019.

5.	The Petrobras Report on Form 6-K furnished to the SEC on August 19, 2020, relating to Petrobras’s Petros plan.

6.	The Petrobras Reports on Form 6-K furnished to the SEC on August 26, 2020 and September 28, 2020, relating to prepayments made under its revolving credit lines.

7.	The Petrobras Report on Form 6-K furnished to the SEC on August 27, 2020, relating to the public offering of shares in Petrobras Distribuidora.

8.	The Petrobras Report on Form 6-K furnished to the SEC on August 27, 2020, relating to the suspension of an arbitration award involving Fundação Petrobras de Seguridade Pessoal (Petros) and Caixa de Previdência dos Funcionários do Banco do Brasil (Previ).

9.	The Petrobras Report on Form 6-K furnished to the SEC on August 28, 2020, relating to the sale of onshore fields in Espírito Santo.

10.	The Petrobras Report on Form 6-K furnished to the SEC on August 31, 2020, relating to the Vantage arbitration.

11.	The Petrobras Report on Form 6-K furnished to the SEC on September 11, 2020, relating to the new phase of the “Lava Jato” investigation.

12.	The Petrobras Report on Form 6-K furnished to the SEC on September 21, 2020, relating to Petrobras’s refining and natural gas programs.

13.	The Petrobras Report on Form 6-K furnished to the SEC on September 25, 2020, relating to the exploratory well result in Campos Basin.

14.	The Petrobras Report on Form 6-K furnished to the SEC on October 2, 2020, relating to certain tax amnesty programs.

15.	The Petrobras Report on Form 6-K furnished to the SEC on October 2, 2020, relating to refinery sales.

S-4

16.	The Petrobras Report on Form 6-K furnished to the SEC on October 2, 2020, relating to Petrobras’s new pension plan.

17.	The Petrobras Report on Form 6-K furnished to the SEC on October 5, 2020, relating to the Brazilian Federal Supreme Court (Supremo Tribunal Federal) judgement with respect to Decree 9,355/2018.

18.	Any future reports of Petrobras on Form 6-K furnished to the SEC that are identified in those forms as being incorporated by reference into this prospectus supplement or the accompanying prospectus.

We will provide without charge to any person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Petrobras’s Investor Relations Department located at Avenida República do Chile, 65 — 18th Floor, 20031-912—Rio de Janeiro, RJ, Brazil, Attn: Leandro da Rocha Santos, Institutional Investors Manager at Investor Relations Department (telephone: +55 (21) 3224-0792; fax: +55 (21) 3224-1401; e-mail: petroinvest@petrobras.com.br).

S-5

WHERE YOU CAN FIND MORE INFORMATION

Information that Petrobras files with or furnishes to the SEC after the date of this prospectus supplement, and that is incorporated by reference herein, will automatically update and supersede the information in this prospectus supplement. You should review the SEC filings and reports that Petrobras incorporates by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded.

Documents incorporated by reference in this prospectus supplement are available without charge. Each person to whom this prospectus supplement and the accompanying prospectus are delivered may obtain documents incorporated by reference herein by requesting them either in writing or orally, by telephone or by e-mail from us at the following address:

Investor Relations Department
Petróleo Brasileiro S.A.- Petrobras
Avenida República do Chile, 65 — 18th Floor
20031-912 — Rio de Janeiro — RJ, Brazil
Attn: Leandro da Rocha Santos, Institutional Investors Manager at Investor Relations Department
Telephone: +55 (21) 3224-0792
Fax: +55 (21) 3224-1401
E-mail: petroinvest@petrobras.com.br

Petrobras is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to a foreign private issuer, and accordingly files or furnishes reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC. Any filings Petrobras makes electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov. The information on this website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this prospectus supplement.

S-6

SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the Notes. You should read carefully the entire prospectus supplement, the accompanying prospectus, including “Recent Developments” and “Risk Factors” and the documents incorporated by reference herein, which are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

PGF

PGF is a wholly-owned finance subsidiary of Petrobras, incorporated under the laws of the Netherlands as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) on August 2, 2012. PGF is an indirect subsidiary of Petrobras, and all of PGF’s shares are held by Petrobras’s Dutch subsidiary Petrobras International Braspetro B.V. PGF’s business is to raise financing to fund the operations of companies within the Petrobras group, including by issuing debt securities in the international capital markets. PGF does not currently have any operations, revenues or assets other than those related to the issuance, administration and repayment of its debt securities. All debt securities issued by PGF are fully and unconditionally guaranteed by Petrobras. PGF was incorporated for an indefinite period of time.

Petrobras uses PGF as its main vehicle to issue securities in the international capital markets. PGF’s first offering of notes fully and unconditionally guaranteed by Petrobras occurred in September 2012. In December 2014, PGF assumed the obligations of Petrobras’s former finance subsidiary Petrobras International Finance Company S.A. (“PifCo”) under all then outstanding notes originally issued by PifCo, which continue to benefit from Petrobras’s full and unconditional guaranty.

PGF’s registered office is located at Weena 762, 9th floor, room A, 3014 DA Rotterdam, the Netherlands, and our telephone number is +31 (0) 10 206-7000.

Petrobras

Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Petrobras is a sociedade de economia mista, organized and existing under the laws of Brazil. For the years ended December 31, 2019 and 2018, Petrobras had sales revenues of U.S.$76,589 million and U.S.$84,638 million, respectively, gross profit of U.S.$30,857 million and U.S.$32,454 million, respectively, and net income attributable to shareholders of Petrobras of U.S.$10,151 million and U.S.$7,173 million, respectively. For the six-month periods ended June 30, 2020 and 2019, Petrobras had sales revenues of U.S.$26,624 million and U.S.$37,305 million, respectively, gross profit of U.S.$10,681 million and U.S.$14,292 million, respectively, and loss attributable to shareholders of Petrobras of U.S.$10,132 million and net income attributable to shareholders of U.S.$5,881 million, respectively. In 2019, Petrobras’s average domestic daily oil production was 2.17 million bbl/d, which represented 81% of Brazil’s total oil production (based on production data issued by the National Petroleum, Natural Gas and Biofuels Agency). In the six-month period ended June 30, 2020, Petrobras’s average domestic daily oil production was 2.28 million bbl/d. As a result of divestments concluded by Petrobras in 2019, it reassessed its business segments and currently divides its activities into the following segments of operations:

•	Exploration and Production: this segment covers the activities of exploration, development and production of crude oil, Natural Gas Liquids (“NGL”) and natural gas in Brazil and abroad, for the primary purpose of supplying our domestic refineries. Our exploration and production segment also operates through partnerships with other companies, including holding interests in non-Brazilian companies in this segment;

•	Refining, Transportation and Marketing: this segment covers the activities of refining, logistics, transport, marketing and trading of crude oil and oil products in Brazil and abroad, exports of ethanol, petrochemical operations, such as extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil; and

•	Gas and Power: this segment covers the activities of logistics and trading of natural gas and electricity, transportation and trading of liquefied natural gas (“LNG”), generation of electricity by means of thermoelectric power plants, as well as holding interests in transportation and distribution companies of natural gas in Brazil and abroad. It also includes natural gas processing and fertilizer operations.

Additionally, we have a Corporate and Other Business classification that includes activities that are not attributed to the business segments, notably those related to corporate financial management, corporate overhead and other expenses, provision for the class action settlement, and actuarial expenses related to the pension and medical benefits for retired employees and their dependents. It also comprises biofuels and distribution businesses. The biofuels business covers the activities of production of biodiesel and its co-products and ethanol. The distribution business covers the equity interest in the associate Petrobras Distribuidora S.A. (“BR Distribuidora”) and the business for the distribution of oil products abroad (in Argentina, Bolivia, Colombia and Uruguay). For further information regarding our business segments, see Notes 12 and 31 to our audited consolidated financial statements included in the 2019 Form 20-F incorporated by reference herein.

Petrobras’s principal executive office is located at Avenida República do Chile, 65, 20031-912 – Rio de Janeiro, RJ, Brazil, its telephone number is +55 (21) 3224-4477, and our website is www.petrobras.com.br. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this prospectus supplement.

The Offering

Issuer ..................................................................................................	Petrobras Global Finance B.V. (“PGF”).
The Notes...........................................................................................	U.S.$ aggregate principal amount of 5.600% Global Notes due 2031 (the “Notes”).
....Issue Price......................................................................................	% of the aggregate principal amount, plus accrued interest from June 3, 2020 to, but not including, the settlement date, in an aggregate amount of U.S.$ , assuming settlement occurs on 2020.
Closing Date.......................................................................................	, 2020.

Maturity Date.....................................................................................	January 3, 2031.
Interest................................................................................................	The Notes will bear interest from June 3, 2020, the date of issuance of the Notes, at the rate of 5.600% per annum, payable semi-annually in arrears on each interest payment date.

Interest Payment Dates......................................................................	January 3 and July 3 of each year, commencing on January 3, 2021.
Fungibility..........................................................................................

The Notes will be consolidated, form a single series, and be fully fungible, with PGF’s outstanding U.S.$1,500,000,000 5.600% Global Notes due 2031, issued on June 3, 2020 (the “Original Notes”).

After giving effect to this offering, the total amount outstanding of PGF’s 5.600% Global Notes due 2031 will be U.S.$                 .

Denominations...................................................................................	PGF will issue the Notes only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Trustee, Registrar, Paying Agent and Transfer Agent.......................	The Bank of New York Mellon

Codes

(a) ISIN...........................................................................................	US71647NBH17

(b) CUSIP.......................................................................................	71647NBH1
Use of Proceeds..................................................................................	PGF intends to use the net proceeds from the sale of the Notes to repurchase its 4.375% Global Notes due 2023, 4.250% Global Notes due 2023, 6.250% Global Notes due 2024, 4.750% Global Notes due 2025, 5.299% Global Notes due 2025, 8.750% Global Notes due 2026, 7.375% Global Notes due 2027, 5.999% Global Notes due 2028, 5.750% Global Notes due 2029 and 5.093% Global Notes due 2030 (collectively, the “Old Notes”), in each case that PGF accepts for purchase in the tender offers described below, and to use any remaining net proceeds for general corporate purposes. See “Use of Proceeds.”

Tender Offers.....................................................................................

Concurrently with this offering, PGF announced the commencement of cash tender offers (the “Tender Offers”), on the terms and subject to the conditions described in an offer to purchase (the “Offer to Purchase”), that was made available to eligible holders of Old Notes. The Tender Offers for the Old Notes are conditioned upon, among other customary conditions, the closing of the sale of the Notes offered hereby. The underwriters are also acting as dealer managers in the Tender Offers.

Although PGF currently intends to consummate the Tender Offers, it cannot guarantee that the Tender Offers will be consummated on the terms contained in the Offer to Purchase, or, if consummated, the number of Old Notes that will be tendered.

This offering is not conditioned on the successful consummation of the Tender Offers.

This prospectus supplement is not an offer to purchase or a solicitation of an offer to sell the Old Notes. The Tender Offers will be made only by and pursuant to the terms of the Offer to Purchase.

Indenture............................................................................................	The Notes offered hereby will be issued pursuant to an indenture between PGF and The Bank of New York Mellon, a New York banking corporation, as trustee, dated as of August 28, 2018, as supplemented by the amended and restated second supplemental indenture to be dated as of the closing date, among PGF, Petrobras and The Bank of New York Mellon, as trustee (the “indenture”). See “Description of the Notes.”

Guaranty............................................................................................	The Notes will be unconditionally guaranteed by Petrobras under the guaranty. See “Description of the Guaranty.”

Ranking.............................................................................................

The Notes constitute general senior unsecured and unsubordinated obligations of PGF that will at all times rank pari passu among themselves and with all other unsecured unsubordinated indebtedness issued from time to time by PGF.

The obligations of Petrobras under the guaranty constitute general senior unsecured obligations of Petrobras that will at all times rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’s obligations under the guaranty.

Optional Redemption........................................................................

PGF may redeem the Notes, in whole or in part, at any time or from time to time prior to October 3, 2030 (the date that is three months prior the scheduled maturity of the Notes) by paying the greater of the principal amount of the Notes to be redeemed and a “make-whole” amount, plus, in each case, accrued and unpaid interest, as described under “Description of the Notes—Optional Redemption— Optional Redemption With ‘Make-Whole’ Amount for the Notes.”

Beginning on October 3, 2030 PGF may redeem, in whole or in part, the Notes at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, as described under “Description of the Notes—Optional Redemption—Optional Redemption at Par.”

Early Redemption at PGF’s Option Solely for Tax Reasons...........

We have the option, subject to certain conditions, to redeem the Notes in whole at their principal amount, plus accrued and unpaid interest, if any, to the date of redemption, if and when, as a result of a change in, execution of, or amendment to, any laws or treaties or the official entry into effect, application or interpretation of any laws or treaties, we would be required to pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the Notes. For the avoidance of doubt, we will have the option to so redeem the Notes in the event that we are required to pay additional amounts in respect of withholding taxes payable as a result of the entry into effect of the Dutch Withholding Tax Act 2021. See “Description of Debt Securities―Special Situations―Optional Tax Redemption” in the accompanying prospectus.

Covenants

(a) PGF .........................................................................................	The terms of the indenture will require PGF, among other things, to: • pay all amounts owed by it under the indenture and the Notes when such amounts are due;
• maintain an office or agent for the purpose of service of process and a paying agent, in each case in the United States;

• ensure that the Notes continue to be senior obligations of PGF;

• use proceeds from the issuance of the Notes for specified purposes; and

• replace the trustee upon any resignation or removal of the trustee. In addition, the terms of the indenture will restrict the ability of PGF and its subsidiaries, among other things, to:
• undertake certain mergers, consolidations or similar transactions; and

• create certain liens on its assets or pledge its assets.

PGF’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes—Covenants.”

(b) Petrobras...................................................................................	The terms of the guaranty will require Petrobras, among other things, to:

• pay all amounts owed by it in accordance with the terms of the guaranty and the indenture;

• maintain an office or agent in the United States for the purpose of service of process;

• ensure that its obligations under the guaranty will continue to be senior obligations of Petrobras; and

• make available certain financial statements to the trustee.

In addition, the terms of the guaranty will restrict the ability of Petrobras and its subsidiaries, among other things, to:
• undertake certain mergers, consolidations or similar transactions; and

• create certain liens on its assets or pledge its assets.

Petrobras’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Guaranty—Covenants.”

Events of Default...........................................................................	The following events of default will be events of default with respect to the Notes:

• failure to pay principal on the Notes within seven calendar days of its due date;

• failure to pay interest on the Notes within 30 calendar days of any interest payment date;

• breach by PGF of a covenant or agreement in the indenture or by Petrobras of a covenant or agreement in the guaranty if not remedied within 60 calendar days;

• acceleration of a payment on the indebtedness of PGF or Petrobras or any material subsidiary that equals or exceeds U.S.$200 million;

• certain events of bankruptcy, reorganization, liquidation, insolvency, moratorium or intervention law or law with similar effect of PGF or Petrobras or any material subsidiary;

• certain events relating to the unenforceability of the Notes, the indenture or the guaranty against PGF or Petrobras; and

• Petrobras ceasing to own at least 51% of PGF’s outstanding voting shares.

The events of default are subject to a number of important qualifications and limitations. See “Description of the Notes—Events of Default.”

Further Issuances..........................................................................	PGF reserves the right, from time to time, without the consent of the holders of the Notes, to issue additional Notes on terms and conditions identical to those of the Notes, which additional Notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes offered hereby. PGF may also issue other securities under the indenture that have different terms and conditions from the Notes. See “Description of the Notes—Further Issuances.”

Modification of Notes, Indenture and Guaranty..........................

The terms of the indenture may be modified by PGF and the trustee, and the terms of the guaranty may be modified by Petrobras and the trustee, in some cases without the consent of the holders of the Notes. See “Description of the Notes—Amendments.”

Clearance and Settlement.............................................................	The Notes will be issued in book-entry form through the facilities of The Depository Trust Company (“DTC”), for the accounts of its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear S.A./N.V., as operator of the Euroclear System, and will trade in DTC’s Same-Day Funds Settlement System. Beneficial interests in Notes held in book-entry form will not be entitled to receive physical delivery of certificated Notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Clearance and Settlement.”

Withholding Taxes; Additional Amounts...................................

Any and all payments of principal, premium, if any, and interest in respect of the Notes will be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments, levies, imposts or charges whatsoever imposed, levied, collected, withheld or assessed by Brazil, the jurisdiction of PGF’s incorporation (currently the Netherlands) or any other jurisdiction in which PGF appoints a paying agent under the indenture, or any political subdivision or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If PGF is required by law to make such withholding or deduction, it will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. In the event Petrobras is obligated to make payments to the holders under the guaranty, Petrobras will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. See “Description of the Notes—Covenants—Additional Amounts.”

Governing Law...............................................................................	The indenture, the Notes, and the guaranty will be governed by, and construed in accordance with, the laws of the State of New York.

Listing.............................................................................................	The Original Notes are listed on the NYSE under the symbol “PBR/31.”

Risk Factors....................................................................................	You should carefully consider the recent developments discussed beginning on page S-14, the risk factors discussed beginning on page S-16, the section entitled “Risk Factors” in Petrobras’s 2019 Form 20-F, which is incorporated by reference in this prospectus supplement, and the other information included or incorporated by reference in this prospectus supplement, before purchasing any Notes.

RECENT DEVELOPMENTS

Recent developments relating to the coronavirus (COVID-19)

The novel strain of coronavirus (COVID-19) first identified in Wuhan, China in December 2019 has now spread to nearly all regions around the world. The outbreak and measures taken to contain or mitigate it have had dramatic adverse consequences for the global economy, and specifically the Brazilian economy. The continued spread of COVID-19 has led to supply chain destabilization, facility closures, workforce disruption and volatility in the Brazilian economy, and its full impact is impossible to predict. Social isolation measures arising from the pandemic have affected the global economic environment, reducing the demand for oil and oil products and negatively impacting the oil and gas industry. These impacts grew significantly during the second quarter of 2020 and may continue to expand in scope, type and severity.

The COVID-19 pandemic has had, and will likely continue to have, material negative impacts on our business, financial condition, results of operations and prospects. In accordance with recommendations of the World Health Organization (WHO) and the Brazilian Ministry of Health, we announced measures to preserve the health of our employees and prevent spreading the disease in our administrative and operational areas. Accordingly, we adopted measures such as home office, reduced work shifts in operational areas to minimize the number of workers commuting, rigorous cleaning of workplaces, distribution of personal protective equipment, testing of suspected cases, measuring body temperature and fast testing on pre-shipment for oil platforms, medical monitoring and access to telemedicine services.  Brazilian governmental authorities, in turn, implemented a set of measures to face the economic side effects that paralyzed world activities. Among other measures, authorities of the Brazilian government (i) postponed collections of tax revenue (PIS/Cofins and INSS contribution) from April and May to August and October; (ii) postponed collections for the Brazilian severance indemnity fund for employees (FGTS) from March to May 2020 to July 2020 and authorized payment in six equal installments; (iii) allowed for a 50% reduction in rates of employer contributions to social entities that train and support employees (System S) from April to June 2020; and (iv) reduced tax on credit, exchange and insurance operations (IOF) from 3% to zero in certain operations carried out from April to July 2020.

The extent to which COVID-19 may continue to impact our operations, liquidity, financial condition and results of operations will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and the duration, timing and severity of the impact on global financial markets and the condition of the Brazilian economy, all of which are highly uncertain and cannot be predicted. We will continue to closely monitor and evaluate the nature and extent of the impact of COVID-19 on our operations, liquidity, financial condition, results of operations and prospects. We may also take further actions that alter our business operations, as may be required by local authorities, or that we determine are in the best interests of our employees, suppliers and clients.

Recent developments relating to the significant drop in oil prices

The cancellation of commercial flights, the closing of international borders and the constraints on the supply of goods and services resulting from the COVID-19 pandemic have resulted in a sharp reduction in the global consumption of oil products. In the face of this new constraint, the average Brent oil price per barrel has decreased by approximately 45% since the beginning of 2020. In early April, members of the Organization of the Petroleum Exporting Countries (OPEC) and other countries announced a new agreement providing for the reduction of their combined production by 9.7 million bpd for May and June 2020, and other levels of reductions until the end of 2021. However, this agreement did not significantly impact oil prices, which remain highly volatile. We expect Brent prices in the next four years to be lower than in recent years.

As our business depends substantially on international prices for crude oil and refined products, while our results of operations were in line with our expectations for the months of January and February 2020, the sharp decrease in oil prices in early 2020 negatively impacted our financial and operational results in the first and second quarters of 2020 and business prospects for the following quarters.

As of June 30, 2020, we recorded impairments, primarily resulting from the revision of our projections for long-term Brent prices. See Note 20 to our unaudited consolidated interim financial statements as of June 30, 2020, and for the three-month and six-month periods ended June 30, 2020 and 2019, included in the Petrobras Report on Form 6-K furnished to the SEC on May 15, 2020 and incorporated by reference herein. In addition, we revised our key performance metrics relating to indebtedness contained in our Strategic Plan 2020-2024 as a result of the global crisis, replacing the net debt / adjusted EBITDA ratio with gross debt. The target currently approved for gross debt for 2020 is U.S.$87.0 billion, the same level as in 2019.

As a result of the abrupt reduction in the demand and prices of oil and fuel, we have adopted a set of measures that we expect will reduce costs, postpone cash outflows and optimize our working capital, in order to ensure our financial strength and business resilience. The key measures adopted since January 1, 2020 include:

•	draw-downs of international revolving credit facilities in the amount of approximately U.S.$8.0 billion;

•	new loans in the amount of U.S.$698 million;

•	postponement of payment of dividends declared based on 2019 earnings;

•	postponement of judicial deposits to 2021, mainly relating to tax proceedings;

•	reduction and postponement of expenses relating to human resources, with emphasis on: (i) postponing the payment of our 2019 Performance Award Program; and (ii) postponing payment of 30% of the total monthly remuneration of our board of directors, CEO, executive officers and our senior management, and between 10% to 30% of the monthly compensation of other members of management and consultants;

•	reduction of capital expenditures scheduled for 2020 from U.S.$12.0 billion to U.S.$8.5 billion, mainly due to the postponement of exploratory activities, interconnection of wells and construction of production and refining facilities, and the depreciation of the Brazilian real against the U.S. dollar;

•	reduction of 200,000 barrels per day (bpd) of oil production from April 2020 (including the reduction of 100,000 bpd announced in the end of March 2020), and a reduction in the utilization rate of our refineries from 79% to 60%, which we expect to allow for the maintenance of reasonable surplus in the storage capacity, and, accordingly, avoid adopting costly measures such as the chartering of ships to store liquids. We have established a plan to gradually return to the previous levels of average oil production based on market demands;

•	expected reduction in projected operating expenses for 2020, with an additional decrease of U.S.$2.0 billion, mainly through: (i) hibernation of platforms operating in shallow waters, with higher lifting costs per barrel, and for which, due to the drop in oil prices, we estimate negative cash flows; (ii) lower expenses with stoppages in wells and optimization of production logistics; and (iii) postponement of new agreements for a period of 90 days;

•	negotiation efforts with suppliers in order to obtain postponement of cash outflows, the cancellation or suspension of certain contracts, postponement of deliveries of materials and services, reductions in price and scope of services;

•	as a result of the extraordinary circumstance and the structural reduction in the demand for natural gas in the Brazilian market, we declared force majeure in the agreement for the purchase of natural gas related to the Manati field, as provided for in such agreement.

At this time, we cannot predict when international prices for crude oil and refined products will stabilize. Our future business results will be affected by the extent and duration of these conditions and the effectiveness of responsive actions that we and others take, including (i) our actions to reduce capital and operating expenses, and (ii) in respect of oil supply, any cooperation among OPEC member countries. We will continue to monitor market developments and evaluate the impacts of decreased demand on our production levels as well as impacts on project development and future production.

RISK FACTORS

Our 2019 Form 20-F includes extensive risk factors relating to our operations, our compliance and control risks, our relationship with the Brazilian federal government, and to Brazil. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the Notes.

Risks Relating to PGF’s Debt Securities

The market for the Notes may not be liquid.

The Original Notes are listed on the NYSE. However, we can provide no assurance as to the liquidity of or trading markets for the Notes offered by this prospectus supplement. We cannot guarantee that holders of the Notes will be able to sell their Notes in the future. If a market for the Notes does not develop, holders of the Notes may not be able to resell the Notes for an extended period of time, if at all.

Restrictions on the movement of capital out of Brazil may impair your ability to receive payments on the guaranty and restrict Petrobras’s ability to make payments to PGF in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars, and consequently our ability to meet our U.S. dollar obligations under the guaranty and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy. In the event that any such restrictive exchange control policies were instituted by the Brazilian government, we may face adverse regulatory consequences in the Netherlands that may lead us to redeem the Notes prior to their maturity.

In addition, payments by Petrobras under the guaranty in connection with PGF’s Notes do not currently require approval by or registration with the Central Bank of Brazil. The Central Bank of Brazil may nonetheless impose prior approval requirements on the remittance of U.S. dollars, which could cause delays in such payments.

Petrobras would be required to pay judgments of Brazilian courts enforcing its obligations under the guaranty only in reais.

If proceedings were brought in Brazil seeking to enforce Petrobras’s obligations in respect of the guaranty, Petrobras would be required to discharge its obligations only in reais. Under Brazilian exchange controls, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, will be satisfied in reais at the rate of exchange in effect on the date of payment, as determined by the Central Bank of Brazil.

A finding that Petrobras is subject to U.S. bankruptcy laws and that any of the guaranty executed by it was a fraudulent conveyance could result in the relevant PGF noteholders losing their legal claim against Petrobras.

PGF’s obligation to make payments on the Notes is supported by Petrobras’s obligation under the guaranty. Petrobras has been advised by its external U.S. counsel that the guaranty is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, Petrobras has been advised by its general counsel that the laws of Brazil do not prevent the guaranty from being valid, binding and enforceable against Petrobras in accordance with their terms.

In the event that U.S. federal fraudulent conveyance or similar laws are applied to the guaranty, and Petrobras, at the time it entered into the guaranty:

•	was or is insolvent or rendered insolvent by reason of our entry into such guaranty;

•	was or is engaged in business or transactions for which the assets remaining with Petrobras constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believe that Petrobras would incur, debts beyond Petrobras’s ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than the reasonably equivalent value or fair consideration therefor,

then Petrobras’s obligations under the guaranty could be avoided, or claims with respect to that agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by Petrobras as a result of the issuance of the Notes. To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the Notes would not have a claim against Petrobras under the guaranty and would solely have a claim against PGF. Petrobras cannot ensure that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the noteholders relating to any avoided portion of the guaranty.

We cannot assure you that the credit ratings for the Notes will not be lowered, suspended or withdrawn by the rating agencies.

The credit ratings of the Notes may change after issuance. Such ratings are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the views of the rating agencies at the time the ratings are issued. An explanation of the significance of such ratings may be obtained from the rating agencies. We cannot assure you that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price and marketability of the Notes.

If interest payments on the Notes become subject to withholding tax in the Netherlands, the Notes may be redeemed prior to their stated maturity.

The Netherlands is introducing a new withholding tax on interest payments commencing on January 1, 2021 (the “Dutch Withholding Tax Act 2021”). The new withholding tax will generally apply to interest payments made by an entity that is a tax resident in the Netherlands, such as PGF, to a “related entity” that is a tax resident in a “listed jurisdiction.” Generally, an entity is considered a “related entity” if (i) such entity has a direct or indirect interest – either individually or jointly as part of a collaborating group (samenwerkende groep) – that enables the holder of such interest to exercise a decisive influence on the decisions that can determine the activities of PGF, (ii) PGF has such an interest in such entity, or (iii) a third party has such an interest in both PGF and such entity. A jurisdiction is considered a “listed jurisdiction” if it is listed in the yearly updated Dutch Regulation on low-taxing jurisdictions and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) which includes (i) jurisdictions with a corporation tax on business profits with a general statutory rate of less than 9%, and (ii) jurisdictions that are included in the EU list of non-cooperative jurisdictions. For the fiscal year 2020, the following 21 jurisdictions are considered “listed jurisdictions”: American Samoa, Anguilla, Bahamas, Bahrain, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, Fiji, Guam, Guernsey, Isle of Man, Jersey, Oman, Samoa, Trinidad and Tobago, Turkmenistan, Turks and Caicos Islands, Vanuatu, the United Arab Emirates, and the U.S. Virgin Islands.

The new withholding tax may also apply in situations where artificial structures are put in place with the main purpose or one of the main purposes to avoid the Dutch withholding tax, e.g., where an interest payment to a “listed jurisdiction” is artificially routed via an intermediate company in a non-listed jurisdiction.

In practice, PGF will not always be able to assess whether a noteholder is a related entity with respect to PGF or located in a “listed jurisdiction.” The parliamentary history is unclear on an issuer’s responsibilities to determine the absence of affiliation in respect of notes issued in the market, such as the Notes.

If PGF is required to pay additional amount (see “Description of Notes—Additional Amounts”) as a result of the entry into effect - on January 1, 2021 - of the new withholding tax on interest, PGF will have the option to redeem the Notes in whole, but not in part (see “Description of the Notes—Redemption for Taxation Reasons”). Potential investors should consider reinvestment risk in light of other investments available at that time.

Risks Relating to PGF and Petrobras

PGF’s operations and debt servicing capabilities are dependent on Petrobras.

PGF’s financial position and results of operations are directly affected by Petrobras’s decisions. PGF is an indirect, wholly-owned finance subsidiary of Petrobras incorporated in the Netherlands as a private company with limited liability. PGF does not currently have any operations, revenues or assets other than those related to its primary business of raising money for the purpose of on-lending to Petrobras and other subsidiaries of Petrobras. PGF’s ability to satisfy its obligations under the Notes will depend on payments made to PGF by Petrobras and other subsidiaries of Petrobras under the loans made by PGF. The Notes and all debt securities issued by PGF will be fully and unconditionally guaranteed by Petrobras. Petrobras’s financial condition and results of operations, as well as Petrobras’s financial support of PGF, directly affect PGF’s operational results and debt servicing capabilities.

USE OF PROCEEDS

The net proceeds from the sale of the Notes, after payment of underwriting discounts but before expenses, are expected to be approximately U.S.$                    million.

PGF intends to use the net proceeds from the sale of the Notes to purchase the Old Notes that PGF accepts for purchase in the Tender Offers announced concurrently with this offering, and to use any remaining net proceeds for general corporate purposes.

The underwriters are acting as dealer managers in connection with the Tender Offers and will receive a commission for also acting in such capacity. See “The Offering—Tender Offers.”

SELECTED FINANCIAL AND OPERATING INFORMATION

This prospectus supplement incorporates by reference (i) our unaudited consolidated interim financial statements as of June 30, 2020 and for the three- and six-month periods ended June 30, 2020 and 2019, prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the IASB, and (ii) our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the IASB.

The selected financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018, and 2017, presented in the tables below have been derived from Petrobras’s audited consolidated financial statements. The selected financial data and operating information as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019 have been derived from Petrobras’s unaudited consolidated interim financial statements, which in the opinion of management, reflect all adjustments that are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the operating results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, Petrobras’s financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

Balance Sheet Data

	As of June 30,	As of December 31,
	2020	2019	2018	2017
	(U.S.$ million)	(U.S.$ million)
Assets:
Cash and cash equivalents	19,466	7,372	13,899	22,519
Marketable securities	539	888	1,083	1,885
Trade and other receivables, net	2,614	3,762	5,746	4,972
Inventories	5,039	8,189	8,987	8,489
Assets classified as held for sale	2,034	2,564	1,946	5,318
Other current assets	7,183	5,037	5,401	3,948
Long-term receivables	22,726	17,691	22,059	21,450
Investments	3,471	5,499	2,759	3,795
Property, plant and equipment	107,980	159,265	157,383	176,650
Intangible assets	14,328	19,473	2,805	2,340
Total assets	185,380	229,740	222,068	251,366
Liabilities and equity:
Total current liabilities	26,327	28,816	25,051	24,948
Non-current liabilities(1)	51,561	67,918	43,334	42,871
Non-current finance debt(2)	62,620	58,791	80,508	102,045
Total liabilities	140,508	155,525	148,893	169,864
Equity
Share capital (net of share issuance costs)	107,101	107,101	107,101	107,101
Reserves and other comprehensive income (deficit)(3)	(62,769)	(33,778)	(35,557)	(27,299)
Equity attributable to the shareholders of Petrobras	44,332	73,323	71,544	79,802
Non-controlling interests	540	892	1,631	1,700
Total equity	44,872	74,215	73,175	81,502
Total liabilities and equity	185,380	229,740	222,068	251,366

(1)	Excludes non-current finance debt.
(2)	Excludes current portion of long-term finance debt.
(3)	Capital transactions, profit reserve and accumulated other comprehensive income (deficit).

Income Statement Data

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2020(4)	2019		2019(1)	2018(2)	2017(3)
	(U.S.$ million, except for share and per share data)			(U.S.$ million, except for share and per share data)
Sales revenues	26,624	37,305		76,589	84,638	77,884
Operating income (loss)	(6,426)	13,476		20,614	16,788	10,553
Net income (loss) attributable to our shareholders	(10,132)	5,881		10,151	7,173	(91)
From continuing operations	(10,132)	5,735		7,660	6,572	(347)
From discontinued operations	—	146		2,491	601	256
Weighted average number of shares outstanding(5):
Common	7,442,231,382 (6)	7,442,231,382	(6)	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,601,969,879 (6)	5,601,969,879	(6)	5,601,969,879	5,601,969,879	5,601,980,132
Basic and diluted earnings (losses) per:
Common and preferred shares	(0.78)	0.45		0.78	0.55	(0.01)
From continuing operations	(0.78)	0.44		0.59	0.50	(0.03)
From discontinued operations	—	0.01		0.19	0.05	0.02
Common and preferred ADS(5)	(1.56)	0.90		1.56	1.10	(0.02)
From continuing operations	(1.56)	0.88		1.18	1.00	(0.06)
From discontinued operations	—	0.02		0.38	0.10	0.04
Operating income (loss) per:
Common and preferred shares	(0.49)	1.03		1.58	1.29	0.81
Common and preferred ADS(5)	(0.98)	2.06		3.16	2.58	1.62
Cash dividends per(7)
Common shares	—	0.03		0.19	0.07	—
Preferred shares	—	0.03		0.23	0.24	—
Common ADS(5)	—	0.06		0.38	0.14	—
Preferred ADS(5)	—	0.06		0.46	0.48	—

(1)	In July 2019, we closed the transaction under which we sold a further portion of our interest in BR Distribuidora. After the closing of this transaction, we are no longer the controlling shareholder of BR Distribuidora and, since August 2019, we have been reflecting BR Distribuidora’s results as an equity-accounted investment. Thus, from January to July 2019, we presented our post-tax profit of BR Distribuidora as Net income from discontinued operations in our consolidated statement of income, in accordance with IFRS 5, since it represented a separate major line of business. The statements of income for 2018 and 2017 were revised accordingly to reflect this classification. In 2019, we recognized impairment losses of U.S.$2,848 million.
(2)	In 2018, we recognized the effects of the settlement of open matters with the Department of Justice and the SEC investigation, in the amount of U.S.$853 million. We also recognized impairment losses of U.S.$2,005 million.
(3)	In 2017, we recognized U.S.$3,449 million as other income and expenses, due to the provision for legal proceedings relating to the agreement to settle our consolidated class action lawsuit before the United States District Court for the Southern District of New York. We also recognized impairment losses of U.S.$1,191 million.
(4)	In the six-month period ended June 30, 2020, we recognized impairment losses amounting to U.S.$13,371 million.
(5)	The ratio of ADR to our common and preferred shares is two shares to one ADR.
(6)	The total number of shares does not include 295,669 shares in treasury, of which 222,760 are common shares and 72,909 are preferred shares.
(7)	Pre-tax interest on capital and/or dividends proposed for the periods. Amounts were based on the exchange rate prevailing at the date of the approval by our board of directors, except for minimum mandatory dividends, which is based on the closing exchange rate on the date that our audited consolidated financial statements were released.

CAPITALIZATION

The following table sets out the consolidated debt and capitalization of Petrobras as of June 30, 2020, including accrued interest, which has been prepared in accordance with IAS 34 – “Interim Financial Reporting,” (i) on an actual basis and (ii) as adjusted to give effect to the issuance of the Notes offered hereby (including the underwriting discount indicated on the cover page of this prospectus supplement), but without giving effect to the application of net cash proceeds of this offering.

	As of June 30, 2020
	Actual	As Adjusted(1)
	(U.S.$ million)
	(Unaudited)
Lease Liability:
Current portion of lease liability	5,412
Non-current portion	16,503
Total lease liability	21,915
Total finance debt:
Current portion of finance debt	6,692
Non-current portion of finance debt(2):
Foreign currency denominated	61,473
Local currency denominated	7,839
	62,620
Total finance debt	69,312
Non-controlling interest	540
Petrobras’s shareholders’ equity(3)	44,332
Total capitalization	136,099

(1)	As adjusted to reflect and the issuance of Notes offered hereby (including the underwriting discount indicated on the cover page of this prospectus supplement), excluding the application of net cash proceeds of this offering.
(2)	Non-current portion of finance debt includes indebtedness in an amount of U.S.$11,576 million that was repaid by Petrobras after June 30, 2020.
(3)	Consisting of (a) 7,442,231,382 shares of common stock and (b) 5,601,969,879 shares of preferred stock, in each case with no par value and in each case which have been authorized and issued.

DESCRIPTION OF THE NOTES

The following description of the terms of the Notes supplements and modifies the description of the general terms and provisions of debt securities and the indenture set forth in the accompanying prospectus, which you should read in conjunction with this prospectus supplement. In addition, we urge you to read the indenture, including the amended and restated second supplemental indenture in connection with the Notes, because they will define your rights as holders of the Notes. If the description of the terms of the Notes in this prospectus supplement differs in any way from that in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You may obtain copies of the indenture, including the amended and restated second supplemental indenture, upon written request to the trustee or with the SEC at the addresses set forth under “Where You Can Find More Information.”

The Amended and Restated Second Supplemental Indenture

PGF will issue the Notes under an indenture dated as of August 28, 2018 between PGF and The Bank of New York Mellon, a New York banking corporation, as trustee. This indenture will be supplemented by the amended and restated second supplemental indenture to be dated as of the closing date, among PGF, Petrobras and The Bank of New York Mellon, as trustee, which provide the specific terms of the Notes offered by this prospectus supplement, including granting holders rights against Petrobras under the guaranty.

Whenever we refer to the “indenture” in this prospectus supplement, we are referring to the indenture dated as of August 28, 2018, as supplemented by the amended and restated second supplemental indenture.

The Notes

The Notes will be general, senior, unsecured and unsubordinated obligations of PGF having the following basic terms:

The title of the Notes will be the 5.600% Global Notes due 2031;

The Notes will:

•	be issued in an aggregate principal amount of U.S.$ , and considering the amount of the Original Notes outstanding, the aggregate principal amount of notes will be U.S.$ ;

•	mature on January 3, 2031;

•	bear interest at a rate of 5.600% per annum from June 3, 2020, the date of issuance of the Original Notes, until maturity or early redemption and until all required amounts due in respect of the Notes have been paid;

•	be issued in global registered form without interest coupons attached;

•	be issued and may be transferred only in principal amounts of U.S.$2,000 and in integral multiples of U.S.$1,000 in excess thereof;

•	be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “—Guaranty”; and

•	be consolidated, form a single series, and be fully fungible, with PGF’s outstanding Original Notes.

All payments of principal and interest on the Notes will be paid in U.S. dollars;

Interest on the Notes will be paid semi-annually on January 3 and July 3 of each year (each of which we refer to as an “interest payment date”), commencing on January 3, 2021 and the regular record date for any interest payment date will be the business day preceding that date; and

In the case of amounts not paid by PGF under the indenture and the Notes (or Petrobras under the guaranty for the Notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the Notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PGF or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the Notes or Petrobras’s obligations under the guaranty for the Notes.

Guaranty

Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the Notes, or earlier or later by acceleration or otherwise, of all of PGF’s obligations now or hereafter existing under the indenture and the Notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses or otherwise. The guaranty will be unsecured and will rank equally with all of Petrobras’s other existing and future unsecured and unsubordinated debt including guaranties previously issued by Petrobras in connection with prior issuances of indebtedness. See “Description of the Guaranty.”

Depositary with Respect to Global Notes

The Notes will be issued in global registered form with The Depository Trust Company (“DTC”), as depositary. For further information in this regard, see “Clearance and Settlement.”

Events of Default

The following events will be events of default with respect to the Notes:

•	PGF does not pay the principal on the Notes within seven calendar days of its due date and the trustee has not received such amounts from Petrobras under the guaranty by the end of that seven-day period.

•	PGF does not pay interest or other amounts, including any additional amounts, on the Notes within 30 calendar days of their due date and the trustee has not received such amounts from Petrobras under the guaranty by the end of that 30-day period.

•	PGF or Petrobras remains in breach of any covenant or any other term in respect of the Notes issued under the indenture or guaranty for 60 calendar days after receiving a notice of default stating that it is in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the Notes.

•	The maturity of any indebtedness of PGF or Petrobras or a material subsidiary in a total aggregate principal amount of U.S.$200,000,000 (or its equivalent in another currency) or more is accelerated in accordance with the terms of that indebtedness, it being understood that prepayment or redemption by us or a material subsidiary of any indebtedness is not acceleration for this purpose.

•	PGF or Petrobras or any material subsidiary stops paying or is generally unable to pay its debts as they become due, except in the case of a winding-up, dissolution or liquidation for the purpose of and followed by a consolidation, spin-off, merger, conveyance or transfer duly approved by the note holders.

•	If proceedings are initiated against PGF, Petrobras or any material subsidiary under any applicable bankruptcy, reorganization, insolvency, moratorium or intervention law or law with similar effect, or under any other law for the relief of, or relating to, debtors, and such proceeding is not dismissed or stayed within 90 calendar days.

•	An administrative or other receiver, manager or administrator, or any such or other similar official is appointed in relation to, or a distress, execution, attachment, sequestration or other process is levied or put in force against, the whole or a substantial part of the undertakings or assets of PGF or Petrobras or any material subsidiary and is not discharged or removed within 90 calendar days.

•	PGF or Petrobras or any material subsidiary voluntarily commences or consents to proceedings under any applicable liquidation, bankruptcy, reorganization, insolvency, moratorium or any other similar laws, PGF or Petrobras or any material subsidiary enters into any composition or other similar arrangement with our creditors under applicable Brazilian law (such as a recuperação judicial or extrajudicial, which is a type of liquidation agreement).

•	PGF or Petrobras or any material subsidiary files an application for the appointment of an administrative or other receiver, manager or administrator, or any such or other similar official, in relation to PGF or Petrobras or any material subsidiary, or PGF or Petrobras or any material subsidiary takes legal action for a readjustment or deferment of any part of its indebtedness.

•	An effective resolution is passed, or any authorized action is taken by any court of competent jurisdiction, directing PGF or Petrobras or any material subsidiary’s winding-up, dissolution or liquidation, except for the purpose of and followed by a consolidation, merger, conveyance or transfer duly approved by the note holders.

•	Any event occurs that under the laws of any relevant jurisdiction has substantially the same effect as the events referred to in the six immediately preceding paragraphs.

•	The Notes, the indenture, the guaranty or any part of those documents cease to be in full force and effect or binding and enforceable against PGF or Petrobras, or it becomes unlawful for PGF or Petrobras to perform any material obligation under any of the foregoing documents to which it is a party.

•	PGF or Petrobras contests the enforceability of the Notes, the indenture or the guaranty, or denies that it has liability under any of the foregoing documents to which it is a party.

•	Petrobras fails to retain at least 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in PGF.

For purposes of the events of default:

•	“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

•	“material subsidiary” means, as to any person, any subsidiary of such person which, on any given date of determination accounts for more than 15% of such person’s total consolidated assets (as set forth on such person’s most recent consolidated financial statements prepared in accordance with IFRS).

Covenants

PGF will be subject to the following covenants with respect to the Notes:

Payment of Principal and Interest

PGF will duly and punctually pay the principal of and any premium and interest and other amounts (including any additional amounts in the event withholding and other taxes are imposed in Brazil or the jurisdiction of incorporation of PGF) on the Notes in accordance with the Notes and the indenture.

Maintenance of Corporate Existence

PGF will maintain its corporate existence and take all reasonable actions to maintain all rights, privileges and the like necessary or desirable in the normal conduct of business, activities or operations, unless PGF’s board of directors determines that maintaining such rights and privileges is no longer desirable in the conduct of PGF’s business and is not disadvantageous in any material respect to holders.

Maintenance of Office or Agency

So long as Notes are outstanding, PGF will maintain an office or agency in the United States where notices to and demands upon it in respect of the indenture and the Notes may be served.

PGF has initially appointed Petrobras America Inc., with offices located at 10350 Richmond Ave., Suite 1400, Houston, TX 77042, as its agent. PGF will not change the appointment of the agent without prior written notice to the trustee and appointing a replacement agent or designating an office, in the United States.

Ranking

PGF will ensure that the Notes will at all times constitute its general senior, unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations (other than obligations preferred by statute or by operation of law).

Use of Proceeds

PGF will use the net proceeds from the sale of the Notes for general corporate purposes.

Statement by Managing Directors as to Default

PGF will deliver to the trustee, within 90 calendar days after the end of its fiscal year, a directors’ certificate, stating whether or not to the best knowledge of its signers thereof there is an event of default in connection with the performance and observance of any of the terms, provisions and conditions of the indenture or the Notes and, if there is such an event of default by PGF, specifying all such events of default and their nature and status of which the signers may have knowledge.

Provision of Financial Statements and Reports

In the event that PGF files any financial statements or reports with the SEC or publishes or otherwise makes such statements or reports publicly available in the Netherlands, the United States or elsewhere, PGF will furnish a copy of the statements or reports to the trustee within 15 calendar days of the date of filing or the date the information is published or otherwise made publicly available. As long as the financial statements or reports are publicly available and accessible electronically by the trustee, the filing or electronic publication of such financial statements or reports will comply with PGF’s obligation to deliver such statements and reports to the trustee. PGF will provide to the trustee with prompt written notification at such time that PGF becomes or ceases to be a reporting company. The trustee will have no obligation to determine if and when PGF’s financial statements or reports, if any, are publicity available and accessible electronically.

Along with each such financial statement or report, if any, PGF will provide a directors’ certificate stating (i) that a review of PGF’s activities has been made during the period covered by such financial statements with a view to determining whether PGF has kept, observed, performed and fulfilled its covenants and agreements under the indenture; and (ii) that no event of default, has occurred during that period or, if one or more have actually occurred, specifying all those events and what actions have been taken and will be taken with respect to that event of default.

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Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those will not constitute constructive notice of any information contained in them or determinable from information contained in them, including PGF’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on directors’ certificates).

Appointment to Fill a Vacancy in Office of Trustee

PGF, whenever necessary to avoid or fill a vacancy in the office of trustee, will appoint a successor trustee in the manner provided in the indenture so that there will at all times be a trustee with respect to the Notes.

Payments and Paying Agents

PGF will, prior to 3:00 p.m., New York City time, on the business day preceding any payment date of the principal of or interest on the Notes or other amounts (including additional amounts), deposit with the trustee a sum sufficient to pay such principal, interest or other amounts (including additional amounts) so becoming due.

All payments on the Notes will be subject in all cases to any applicable tax, fiscal or other laws and regulations in any jurisdictions, but without prejudice to the provisions of “—Additional Amounts.” For the purposes of the preceding sentence, the phrase “applicable tax, fiscal or other laws and regulations” will include any obligation on us to withhold or deduct from a payment pursuant to Section 1471(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or otherwise imposed pursuant to Sections 1471 through 1474 of the Code, any regulations thereunder or official interpretations thereof or any law implementing an intergovernmental approach thereto (collectively, “FATCA”).

Additional Amounts

Except as provided below, PGF or Petrobras, as applicable, will make all payments of amounts due under the Notes and the indenture and each other document entered into in connection with the Notes and the indenture without withholding or deducting any present or future taxes, levies, deductions or other governmental charges of any nature imposed by Brazil, the jurisdiction of PGF’s incorporation (currently the Netherlands) or any jurisdiction in which PGF appoints a paying agent under the indenture, or any political subdivision of such jurisdictions (the “taxing jurisdictions”). If PGF or Petrobras, as applicable, is required by law to withhold or deduct any such taxes, levies, deductions or other governmental charges, PGF or Petrobras, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay the holders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction. For the avoidance of doubt, the foregoing obligations shall extend to payments under the guaranty.

All references to principal, premium, if any, and interest in respect of the Notes will be deemed to refer to any additional amounts which may be payable as set forth in the indenture or in the Notes.

PGF or Petrobras, as applicable, will not, however, pay any additional amounts in connection with any tax, levy, deduction or other governmental charge that is imposed due to any of the following (“excluded additional amounts”):

•	the holder or any other person that beneficially owns an interest in its Notes (a “beneficial owner”) has a connection with the taxing jurisdiction other than merely holding the Notes or receiving principal or interest payments on the Notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management, present or deemed present within the taxing jurisdiction);

•	any tax imposed on, or measured by, net income;

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•	the holder fails to comply with any certification, identification or other reporting requirements concerning its or any beneficial owner’s nationality, residence, identity or connection with the taxing jurisdiction, if (i) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (ii) the holder is able to comply with such requirements without undue hardship and (iii) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, PGF or Petrobras, as applicable, has notified all holders or the trustee that they will be required to comply with such requirements;

•	the holder fails to present (where presentation is required) its Notes within 30 calendar days after PGF has made available to the holder a payment under the Notes and the indenture, provided that PGF or Petrobras, as applicable, will pay additional amounts which a holder would have been entitled to had the Notes owned by such holder been presented on any day (including the last day) within such 30 calendar day period;

•	any estate, inheritance, gift, value added, Financial Transactions Tax (“FTT”), use or sales taxes or any similar taxes, assessments or other governmental charges; or

•	where the holder or any beneficial owner would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such holder or beneficial owner.

PGF shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that are imposed by a taxing jurisdiction from any payment under the Notes or under any other document or instrument referred to in the indenture or from the execution, delivery, enforcement or registration of the Notes or any other document or instrument referred to in the indenture. PGF shall indemnify and make whole the holders of the Notes for any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies payable by PGF as provided in this paragraph paid by such holder. As provided in “—Payments and Paying Agents,” all payments in respect of the Notes will be made subject to any withholding or deduction required pursuant to FATCA, and we will not be required to pay any additional amounts on account of any such deduction or withholding required pursuant to FATCA.

Negative Pledge

So long as any Notes remain outstanding, PGF will not create or permit any lien, other than a PGF permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless PGF contemporaneously creates or permits such lien to secure equally and ratably its obligations under the Notes as is duly approved by a resolution of the holders of the Notes in accordance with the indenture. In addition, PGF will not allow any of its material subsidiaries, if any, to create or permit any lien, other than a PGF permitted lien, on any of its assets to secure (i) any of its indebtedness; (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless it contemporaneously creates or permits the lien to secure equally and ratably its obligations under the Notes and the indenture or PGF provides such other security for the Notes and the indenture as is duly approved by a resolution of the holders of the Notes in accordance with such indenture. This covenant is subject to a number of important exceptions, including an exception that permits PGF to grant liens in respect of indebtedness the principal amount of which, in the aggregate, together with all other liens not otherwise described in a specific exception, does not exceed 20% of PGF’s consolidated total assets (as determined in accordance with IFRS) at any time as at which PGF’s balance sheet is prepared and published in accordance with applicable law.

Limitation on Consolidation, Merger, Sale or Conveyance

PGF will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease, spin-off or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of PGF) to merge with or into it unless such consolidation, amalgamation, merger, lease, spin-off or transfer of properties, assets or revenues does not violate any provision of Dutch financial regulatory laws and:

•	either PGF is the continuing entity or the person (the “successor company”) formed by the consolidation or into which PGF is merged or that acquired (through a transfer of assets, a spin-off or otherwise) or leased the property or assets of PGF will assume (jointly and severally with PGF unless PGF will have ceased to exist as a result of that merger, consolidation or amalgamation), by a supplemental indenture, all of PGF’s obligations under the indenture and the Notes;

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•	the successor company (jointly and severally with PGF unless PGF will have ceased to exist as part of the merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on the holder solely as a consequence of the consolidation, merger, conveyance, spin-off, transfer or lease with respect to the payment of principal of, or interest on, the Notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•	PGF has delivered to the trustee a directors’ certificate and an opinion of counsel, each stating that the transaction, and each supplemental indenture relating to the transaction, comply with the terms of the indenture, and that all conditions precedent provided for in such indenture and relating to the transaction have been complied with; and

•	PGF has delivered notice of any such transaction to the trustee.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the Notes will have occurred and be continuing at the time of the proposed transaction or would result from the transaction:

•	PGF may merge, amalgamate or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of PGF or Petrobras in cases when PGF is the surviving entity in the transaction and the transaction would not have a material adverse effect on PGF and its subsidiaries taken as a whole, it being understood that if PGF is not the surviving entity, PGF will be required to comply with the requirements set forth in the previous paragraph; or

•	any direct or indirect subsidiary of PGF may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any person (other than PGF or any of its subsidiaries or affiliates) in cases when the transaction would not have a material adverse effect on PGF and its subsidiaries taken as a whole; or

•	any direct or indirect subsidiary of PGF may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of PGF or Petrobras; or

•	any direct or indirect subsidiary of PGF may liquidate or dissolve if PGF determines in good faith that the liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on PGF and its subsidiaries taken as a whole and if the liquidation or dissolution is part of a corporate reorganization of PGF or Petrobras.

PGF may omit to comply with any term, provision or condition set forth in certain covenants applicable to the Notes or any term, provision or condition of the indenture, if before the time for the compliance the holders of at least a majority of the principal amount of the outstanding Notes waive the compliance, but no waiver can operate except to the extent expressly waived, and, until a waiver becomes effective, PGF’s obligations and the duties of the trustee in respect of any such term, provision or condition will remain in full force and effect.

As used above, the following terms have the meanings set forth below:

“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

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A “guaranty” means an obligation of a person to pay the indebtedness of another person including, without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money or to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “PGF permitted lien” means any:

(a)	lien arising by operation of law, such as merchants’, maritime or other similar liens arising in PGF’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(b)	lien arising from PGF’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with PGF’s past practice;

(c)	lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(d)	lien granted upon or with respect to any assets hereafter acquired by PGF or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured does not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(e)	lien granted in connection with indebtedness of a wholly-owned subsidiary owing to PGF or another wholly-owned subsidiary;

(f)	lien existing on any asset or on any stock of any subsidiary prior to the acquisition thereof by PGF or any subsidiary, so long as the lien is not created in anticipation of that acquisition;

(g)	lien existing as of the date of the original issuance of the Original Notes;

(h)	lien resulting from the indenture or the guaranty, if any;

(i)	lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PGF, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on those securities for a period of up to 24 months as required by any rating agency as a condition to the rating agency rating those securities as investment grade;

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(j)	lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by liens referred to in paragraphs (a) through (i) above (but not paragraph (c)), so long as the lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b) and (f), the obligees meet the requirements of the applicable paragraph; and

(k)	lien in respect of indebtedness the principal amount of which in the aggregate, together with all other liens not otherwise qualifying as PGF permitted liens pursuant to another part of this definition of PGF permitted liens, does not exceed 20% of PGF’s consolidated total assets (as determined in accordance with IFRS) at any date as at which PGF’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person, is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

Notices

For so long as Notes in global form are outstanding, notices to be given to holders will be given to the Trustee in accordance with its applicable policies in effect from time to time. If Notes are issued in individual definitive form, notices to be given to holders will be deemed to have been given upon the mailing by first class mail of such notices to holders of the Notes at their registered addresses as they appear in the registrar’s records.

Optional Redemption

PGF will not be permitted to redeem the Notes before their stated maturity, except as set forth below. The Notes will not be entitled to the benefit of any sinking fund (we will not deposit money on a regular basis into any separate account to repay your Notes). In addition, you will not be entitled to require us to repurchase your Notes from you before the stated maturity.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued and unpaid interest). On or before the business day prior to any redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

Optional Redemption at Par

PGF will have the right at our option to redeem the Notes, in whole or in part, at any time or from time to time on or after October 3, 2030 (three months prior to the scheduled maturity date of the Notes) (the “Notes Par Call Date”), on at least 15 days’ but not more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the principal amount of such Notes to the date of redemption.

Optional Redemption With “Make-Whole” Amount for the Notes

PGF will have the right at our option to redeem the Notes, in whole or in part, at any time or from time to time prior to the Notes Par Call Date, on at least 15 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon that would be due after the redemption date as if the Notes were redeemed on the Notes Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued and unpaid interest on the principal amount of such Notes to the date of redemption.

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A redemption notice may at PGF’s option be subject to the satisfaction of one or more conditions precedent, and such notice may be rescinded or the redemption date delayed in the event that any or all such conditions shall not have been satisfied by the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the Par Call Date applicable to the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the Par Call Date applicable to such Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of BNP Paribas Securities Corp., BofA Securities, Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., or, in each case, their respective affiliates, which are primary United States government securities dealers in New York City reasonably designated by us; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued and unpaid interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

Redemption for Taxation Reasons

We have the option, subject to certain conditions, to redeem the Notes in whole at their principal amount, plus accrued and unpaid interest, if any, to the date of redemption, if and when, as a result of a change in, execution of, or amendment to, any laws or treaties or the official entry into effect, application or interpretation of any laws or treaties, we would be required to pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the Notes; provided, however, that we shall take reasonable measures to avoid any withholding tax on interest payments under the Notes as per the Dutch Withholding Tax Act 2021 directly resulting from the purchase by us or our affiliates of any Notes. For the avoidance of doubt, we will have the option to so redeem the Notes in the event that we are required to pay additional amounts in respect of withholding taxes payable as a result of the entry into effect of the Dutch Withholding Tax Act 2021. See “Description of Debt Securities―Special Situations―Optional Tax Redemption” in the accompanying prospectus.

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The Optional Tax Redemption set forth in the accompanying prospectus shall apply with the reincorporation of PGF being treated as the adoption of a successor entity. Such redemption shall not be available if the reincorporation was performed in anticipation of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties in such new jurisdiction of incorporation that would result in the obligation to pay additional amounts.

Amendments

See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Further Issuances

The indenture by its terms does not limit the aggregate principal amount of securities that may be issued under it and permits the issuance, from time to time, of additional notes (also referred to as add-on Notes) of the same series as those offered under this prospectus supplement. The ability to issue add-on Notes is subject to several requirements, however, including that (i) no event of default under the indenture or event that with the passage of time or other action may become an event of default (such event being a “default”) will have occurred and then be continuing or will occur as a result of that additional issuance, (ii) the add-on Notes will rank pari passu and have equivalent terms and benefits as the Notes offered under this prospectus supplement except for the price to the public and the issue date and (iii) any add on Notes shall be issued under a separate CUSIP or ISIN number unless the add on Notes are issued pursuant to a “qualified reopening” of the original series, are otherwise treated as part of the same “issue” of debt instruments as the original series or are issued with no more than a de minimis amount of original discount, in each case for U.S. federal income tax purposes. Any add-on Notes with respect to the Notes will be part of the same series as such Notes that PGF is currently offering and the holders will vote on all matters in relation to the Notes as a single series.

Covenant Defeasance

Any restrictive covenants of the indenture may be defeased as described in the accompanying prospectus.

Conversion

The Notes will not be convertible into, or exchangeable for, any other securities.

Listing

The Original Notes are listed on the NYSE under the symbols “PBR/31.”

Currency Rate Indemnity

PGF has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any Notes is expressed in a currency (the “judgment currency”) other than U.S. dollars (the “denomination currency”), PGF will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from PGF’s other obligations under the indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the Note or under any judgment or order described above.

The Trustee, Paying Agent and Transfer Agent

The Bank of New York Mellon, a New York banking corporation, is the trustee under the indenture and has been appointed by PGF as registrar, paying agent and transfer agent with respect to the Notes. The address of the trustee is 240 Greenwich Street, 7E, New York, New York 10286. PGF will at all times maintain a paying agent in New York City until the Notes are paid.

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Any corporation or association into which the trustee or any agent named above may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the trustee or any agent shall be a party, or any corporation or association to which all or substantially all of the corporate trust business of the trustee or any agent may be sold or otherwise transferred, shall be the successor trustee or relevant agent, as applicable, hereunder without any further act.

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DESCRIPTION OF THE GUARANTY

General

In connection with the execution and delivery of the amended and restated second supplemental indenture and the Notes offered by this prospectus supplement, Petrobras will guarantee the Notes (the “guaranty”) for the benefit of the holders.

The guaranty will provide that Petrobras will unconditionally and irrevocably guarantee the Notes on the terms and conditions described below.

The following summary describes the material provisions of the guaranty. You should read the more detailed provisions of the guaranty, including the defined terms, for provisions that may be important to you. This summary is subject to, and qualified in its entirety by reference to, the provisions of the guaranty.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the Notes or Petrobras’s obligations under the guaranty.

Ranking

The obligations of Petrobras under the guaranty will constitute general unsecured obligations of Petrobras which at all times will rank pari passu, without any preferences among themselves, with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranty.

In addition, Petrobras’s obligations under the guaranty of the Notes rank, and will rank, pari passu with its obligations in respect of outstanding and future guaranties of indebtedness issued by PGF.

Nature of Obligation

Petrobras will unconditionally and irrevocably guarantee (by way of a first demand guarantee) the full and punctual payment when due, whether at the maturity date of the Notes, or earlier or later by acceleration or otherwise, of all of PGF’s obligations now or hereafter existing under the indenture and the Notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses, tax payments or otherwise (such obligations being referred to as the “guaranteed obligations”).

The obligation of Petrobras to pay amounts in respect of the guaranteed obligations will be absolute and unconditional (thus waiving any benefits of order set forth under Brazilian law, including those established in articles 827, 834, 835, 838 and 839 of the Brazilian Civil Code, under article 794, caput, of the Brazilian Civil Procedure Code) upon failure of PGF to make, at the maturity date of the Notes or earlier upon any acceleration or otherwise of the Notes in accordance with the terms of the indenture, any payment in respect of principal, interest or other amounts due under the indenture and the Notes on the date any such payment is due. If PGF fails to make payments to the trustee in respect of the guaranteed obligations, Petrobras will, upon notice from the trustee, immediately pay to the trustee such amount of the guaranteed obligations payable under the indenture and the Notes. All amounts payable by Petrobras under the guaranty will be payable in U.S. dollars and in immediately available funds to the trustee. Petrobras will not be relieved of its obligations under any guaranty unless and until the trustee receives all amounts required to be paid by Petrobras under such guaranty (and any related event of default under the indenture has been cured), including payment of the total non-payment overdue interest.

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Events of Default

There are no events of default under the guaranty. The amended and restated second supplemental indenture, however, contains events of default relating to Petrobras that may trigger an event of default and acceleration of the Notes. See “Description of the Notes―Events of Default.” Upon any such acceleration (including any acceleration arising out of the insolvency or similar events relating to Petrobras), if PGF fails to pay all amounts then due under the Notes and the indenture, Petrobras will be obligated to make such payments pursuant to the guaranty.

Covenants

For so long as any of the Notes are outstanding and Petrobras has obligations under the guaranty, Petrobras will, and will cause each of its subsidiaries, as applicable, to comply with the terms of the following covenants:

Performance Obligations under the Guaranty and Indenture

Petrobras will pay all amounts owed by it and comply with all its other obligations under the terms of the guaranty and the indenture in accordance with the terms of those agreements.

Maintenance of Corporate Existence

Petrobras will maintain in effect its corporate existence and all necessary registrations and take all actions to maintain all rights, privileges, titles to property, franchises, concessions and the like necessary or desirable in the normal conduct of its business, activities or operations. However, this covenant will not require Petrobras to maintain any such right, privilege, title to property or franchise if the failure to do so does not, and will not, have a material adverse effect on Petrobras taken as a whole or have a materially adverse effect on the rights of the holders of the Notes.

Maintenance of Office or Agency

So long any Notes are outstanding, Petrobras will maintain an office or agency in the United States where notices to and demands upon Petrobras in respect of the guaranty for such Notes may be served.

Petrobras has initially appointed Petrobras America Inc., with offices located at 10350 Richmond Ave., Suite 1400, Houston, TX 77042, as its agent. Petrobras will not change the appointment of the agent without prior written notice to the trustee and appointing a replacement agent or designating an office, in the United States.

Ranking

Petrobras will ensure at all times that its obligations under the guaranty will be its general senior unsecured and unsubordinated obligations and will rank pari passu, with all other present and future senior unsecured and unsubordinated obligations of Petrobras (other than obligations preferred by statute or by operation of law) that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranty.

Provision of Financial Statements and Reports

Petrobras will provide to the trustee, in English or accompanied by a certified English translation thereof, (i) within 90 calendar days after the end of each fiscal quarter (other than the fourth quarter), its unaudited and consolidated balance sheet and statement of income calculated in accordance with IFRS, and (ii) within 120 calendar days after the end of each fiscal year, its audited and consolidated balance sheet and statement of income calculated in accordance with IFRS. As long as the financial statements or reports are publicly available and accessible electronically by the trustee, the filing or electronic publication of such financial statements or reports will comply with the Petrobras’s obligation to deliver such statements and reports to the trustee. The trustee will have no obligation to determine if and when Petrobras’s financial statements or reports, if any, are publicity available and accessible electronically.

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Along with each such financial statement or report, if any, Petrobras will provide an officers’ certificate stating that a review of Petrobras’s and PGF’s activities has been made during the period covered by such financial statements with a view to determining whether Petrobras and PGF have kept, observed, performed and fulfilled their covenants and agreements under the guaranty and the indenture, as applicable, and that no event of default has occurred during such period.

In addition, whether or not Petrobras is required to file reports with the SEC, Petrobras will file with the SEC and deliver to the trustee (for redelivery to all holders of the Notes, upon written request, of the Notes) all reports and other information it would be required to file with the SEC under the Exchange Act if it were subject to those regulations. If the SEC does not permit the filing described above, Petrobras will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if Petrobras were required and permitted to file these reports with the SEC.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those shall not constitute constructive notice of any information contained in them or determinable from information contained therein, including Petrobras’s compliance with any of its covenants in the guaranty (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Negative Pledge

So long as any Notes remain outstanding, Petrobras will not create or permit any lien, other than a Petrobras permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably its obligations under the guaranty or Petrobras provides other security for its obligations under the guaranty and the indenture as is duly approved by a resolution of the holders of Notes in accordance with the indenture. In addition, Petrobras will not allow any of its material subsidiaries, if any, to create or permit any lien, other than a Petrobras permitted lien, on any of Petrobras’s assets to secure (i) any of its indebtedness; (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably Petrobras’s obligations under the guaranty and the indenture or Petrobras provides such other security for its obligations under the guaranty and the indenture as is duly approved by a resolution of the holders of the Notes in accordance with the indenture.

As used in this “Negative Pledge” section, the following terms have the respective meanings set forth below:

A “guaranty” means an obligation of a person to pay the indebtedness of another person including without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money, to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

“Indebtedness” means any obligation (whether present or future, actual or contingent and including, without limitation, any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the country of incorporation of the relevant obligor, would constitute a capital lease obligation).

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

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A “project financing” of any project means the incurrence of indebtedness relating to the exploration, development, expansion, renovation, upgrade or other modification or construction of such project pursuant to which the providers of such indebtedness or any trustee or other intermediary on their behalf or beneficiaries designated by any such provider, trustee or other intermediary are granted security over one or more qualifying assets relating to such project for repayment of principal, premium and interest or any other amount in respect of such indebtedness.

A “qualifying asset” in relation to any project means:

•	any concession, authorization or other legal right granted by any governmental authority to Petrobras or any of Petrobras’s subsidiaries, or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

•	any drilling or other rig, any drilling or production platform, pipeline, marine vessel, vehicle or other equipment or any refinery, oil or gas field, processing plant, real property (whether leased or owned), right of way or plant or other fixtures or equipment;

•	any revenues or claims that arise from the operation, failure to meet specifications, failure to complete, exploitation, sale, loss or damage to, such concession, authorization or other legal right or such drilling or other rig, drilling or production platform, pipeline, marine vessel, vehicle or other equipment or refinery, oil or gas field, processing plant, real property, right of way, plant or other fixtures or equipment or any contract or agreement relating to any of the foregoing or the project financing of any of the foregoing (including insurance policies, credit support arrangements and other similar contracts) or any rights under any performance bond, letter of credit or similar instrument issued in connection therewith;

•	any oil, gas, petrochemical or other hydrocarbon-based products produced or processed by such project, including any receivables or contract rights arising therefrom or relating thereto and any such product (and such receivables or contract rights) produced or processed by other projects, fields or assets to which the lenders providing the project financing required, as a condition therefore, recourse as security in addition to that produced or processed by such project; and

•	shares or other ownership interest in, and any subordinated debt rights owing to Petrobras by, a special purpose company formed solely for the development of a project, and whose principal assets and business are constituted by such project and whose liabilities solely relate to such project.

A “Petrobras permitted lien” means a:

(a)	lien granted in respect of indebtedness owed to the Brazilian government, Banco Nacional de Desenvolvimento Econômico e Social or any official government agency or department of Brazil or of any state or region of Brazil;

(b)	lien arising by operation of law, such as merchants’, maritime or other similar liens arising in Petrobras’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(c)	lien arising from Petrobras’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with Petrobras’s past practice;

(d)	lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(e)	lien granted upon or with respect to any assets hereafter acquired by Petrobras or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured will not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

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(f)	lien granted in connection with the indebtedness of a wholly-owned subsidiary owing to Petrobras or another wholly-owned subsidiary;

(g)	lien existing on any asset or on any stock of any subsidiary prior to its acquisition by Petrobras or any subsidiary so long as that lien is not created in anticipation of that acquisition;

(h)	lien over any qualifying asset relating to a project financed by, and securing indebtedness incurred in connection with, the project financing of that project by Petrobras, any of Petrobras’s subsidiaries or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

(i)	lien existing as of the date of the original issuance of the Original Notes;

(j)	lien resulting from the indenture or the guaranty, if any;

(k)	lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by Petrobras, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on such securities for a period of up to 24 months as required by any rating agency as a condition to such rating agency rating such securities investment grade, or as is otherwise consistent with market conditions at such time;

(l)	lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by any lien referred to in paragraphs (a) through (k) above (but not paragraph (d)), provided that such lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b), (c) and (g), the obligees meet the requirements of that paragraph, and in the case of paragraph (h), the indebtedness is incurred in connection with a project financing by Petrobras, any of Petrobras’s subsidiaries or any consortium or other venture in which Petrobras or any subsidiary have any ownership or other similar interest; and

(m)	lien in respect of indebtedness the principal amount of which in the aggregate, together with all liens not otherwise qualifying as Petrobras permitted liens pursuant to another part of this definition of Petrobras permitted liens, does not exceed 20% of Petrobras’s consolidated total assets (as determined in accordance with IFRS) at any date as at which Petrobras’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

A “material subsidiary” means a subsidiary of Petrobras which on any given date of determination accounts for more than 15% of Petrobras’s total consolidated assets (as set forth on Petrobras’s most recent balance sheet prepared in accordance with IFRS).

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Limitation on Consolidation, Merger, Sale or Conveyance

Petrobras will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease, spin-off or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of Petrobras) to merge with or into it unless:

•	either Petrobras is the continuing entity or the person (the “successor company”) formed by such consolidation or into which Petrobras is merged or that acquired (through a transfer of assets, a spin-off or otherwise) or leased such property or assets of Petrobras will assume (jointly and severally with Petrobras unless Petrobras will have ceased to exist as a result of such merger, consolidation or amalgamation), by an amendment to the guaranty, all of Petrobras’s obligations under such guaranty;

•	the successor company (jointly and severally with Petrobras unless Petrobras will have ceased to exist as part of such merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on such holder solely as a consequence of such consolidation, merger, conveyance, spin-off, transfer or lease with respect to the payment of principal of, or interest on, the Notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing; and

•	Petrobras has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that that such merger, consolidation, sale, spin-off, transfer or other conveyance or disposition and the amendment to the guaranty comply with the terms of the guaranty and that all conditions precedent provided for in such guaranty and relating to such transaction have been complied with.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the Notes has occurred and is continuing at the time of such proposed transaction or would result therefrom and Petrobras has delivered notice of any such transaction to the trustee:

•	Petrobras may merge, amalgamate or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of Petrobras in cases when Petrobras is the surviving entity in such transaction and such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as whole, it being understood that if Petrobras is not the surviving entity, Petrobras will be required to comply with the requirements set forth in the previous paragraph;

•	any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any person (other than Petrobras or any of its subsidiaries or affiliates) in cases when such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole;

•	any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of Petrobras; or

•	any direct or indirect subsidiary of Petrobras may liquidate or dissolve if Petrobras determines in good faith that such liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on Petrobras and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Petrobras.

Amendments

The guaranty may only be amended or waived in accordance with its terms pursuant to a written document which has been duly executed and delivered by Petrobras and the trustee, acting on behalf of the holders of the Notes. Because the guaranty forms part of the indenture, it may be amended by Petrobras and the trustee, in some cases without the consent of the holders of the Notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

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Except as contemplated above, the indenture will provide that the trustee may execute and deliver any other amendment to the guaranty or grant any waiver thereof only with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding.

Governing Law

The guaranty will be governed by the laws of the State of New York.

Jurisdiction

Under the guaranty, Petrobras will consent to the non-exclusive jurisdiction of any court of the State of New York or any U.S. federal court sitting in the Borough of Manhattan, The City of New York, New York, United States and any appellate court from any thereof.

Waiver of Immunities

To the extent that Petrobras may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with the guaranty (or any document delivered pursuant thereto) and to the extent that in any jurisdiction there may be immunity attributed to Petrobras, PGF or their assets, whether or not claimed, Petrobras will irrevocably agree with the trustee under the guaranty, for the benefit of the holders, not to claim, and to irrevocably waive, the immunity to the full extent permitted by law.

Currency Rate Indemnity

Under the guaranty, Petrobras will agree that, if a judgment or order made by any court for the payment of any amount in respect of any of its obligations under the guaranty is expressed in a currency (the “judgment currency”) other than U.S. dollars (the “denomination currency”), Petrobras will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from Petrobras’s other obligations under the guaranty, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect.

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CLEARANCE AND SETTLEMENT

Book-Entry Issuance

Except under the limited circumstances described in the accompanying prospectus, all Notes will be book-entry Notes. This means that the actual purchasers of the Notes will not be entitled to have the Notes registered in their names and will not be entitled to receive physical delivery of the Notes in definitive (paper) form. Instead, upon issuance, all the Notes will be represented by one or more fully registered global Notes.

Each of the Notes will be represented by one or more global notes. Each global note will be deposited directly with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC’s nominee. Global Notes may also be deposited indirectly with Clearstream, Luxembourg and Euroclear, as indirect participants of DTC. For background information regarding DTC and Clearstream, Luxembourg and Euroclear, see “—The Depository Trust Company” and “—Clearstream, Luxembourg and Euroclear” below. No global note representing book-entry Notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the Notes and will be considered the sole representative of the beneficial owners of the Notes for purposes of the indenture. For an explanation of the situations in which a global note will terminate and interests in it will be exchanged for physical certificates representing the Notes, see “Legal Ownership—Global Securities” in the accompanying prospectus.

The registration of the global notes in the name of DTC’s nominee will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their Notes in definitive form. These laws may impair the ability of beneficial holders to transfer the Notes.

In this prospectus supplement, unless and until definitive (paper) Notes are issued to the beneficial owners as described in the accompanying prospectus, all references to “registered holders” of Notes shall mean DTC. PGF, Petrobras, the trustee and any paying agent, transfer agent, registrar or other agent may treat DTC as the absolute owner of the Notes for all purposes.

Primary Distribution

Payment Procedures

Payment for the Notes will be made on a delivery versus payment basis.

Clearance and Settlement Procedures

DTC participants that hold securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. Notes will be credited to the securities custody accounts of these DTC participants against payment in the same-day funds, for payments in U.S. dollars, on the settlement date.

Secondary Market Trading

We understand that secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. If payment is made in U.S. dollars, settlement will be free of payment. If payment is made in other than U.S. dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

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The Depository Trust Company

The policies of DTC will govern payments, transfers, exchange and other matters relating to the beneficial owner’s interest in the Notes held by that owner. Neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we have any responsibility for any aspect of the actions of DTC or any of their direct or indirect participants. Neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we have any responsibility for any aspect of the records kept by DTC or any of their direct or indirect participants. In addition, neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we supervise DTC in any way. DTC and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. Investors should be aware that DTC and its participants are not obligated to perform these procedures and may modify them or discontinue them at any time. The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC has advised us as follows:

•	DTC is:

a limited purpose trust company organized under the laws of the State of New York;

a member of the Federal Reserve System;

a “clearing corporation” within the meaning of the Uniform Commercial Code; and

a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg and Euroclear

Clearstream, Luxembourg has advised that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

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Euroclear has advised that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.

Clearance and Settlement Procedures

We understand that investors that hold their Notes through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures that are applicable to securities in registered form. Notes will be credited to the securities custody accounts of Clearstream, Luxembourg and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream, Luxembourg and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear. Secondary market trading will be settled using procedures applicable to securities in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the Notes through Clearstream, Luxembourg and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States or Brazil.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited and reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of participants in Clearstream, Luxembourg or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear, as the case may be, will take any other action permitted to be taken by a registered holder under the indenture on behalf of a Clearstream, Luxembourg or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the debt securities among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

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UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated                   2020, by and among PGF, Petrobras and BofA Securities, Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Santander Investment Securities Inc., and Scotia Capital (USA) Inc., as representatives of the several underwriters, each underwriter has severally and not jointly agreed to purchase, and PGF has agreed to sell to the underwriters, the number of Notes set forth opposite the name of such underwriter below:

Underwriters	Principal Amount of Notes
BofA Securities, Inc.	U.S.$
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Itau BBA USA Securities, Inc.
J.P. Morgan Securities LLC
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
Total	U.S.$

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the Notes is subject to, among other conditions, the delivery of certain certificates and legal opinions. The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them. The underwriters are obligated to take and pay for all of the Notes offered by this prospectus supplement if any Notes are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated. The Notes will initially be offered at the price indicated on the cover page of this prospectus supplement. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the underwriters. The Notes may be offered and sold through certain of the underwriters’ affiliates. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriting agreement provides that PGF and Petrobras will indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (“Securities Act”), and will contribute to payments the underwriters may be required to make in respect of the underwriting agreement.

PGF has been advised by the underwriters that the underwriters intend to make a market in the Notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. In addition, such market-making activity will be subject to the limits imposed by the Exchange Act. Accordingly, no assurance can be given as to the liquidity of, or the development or continuation of trading markets for, the Notes.

In connection with this offering, the underwriters (or persons acting on their behalf) participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters (or persons acting on their behalf) may bid for and purchase Notes in the open market to stabilize the price of the Notes. The underwriters (or persons acting on their behalf) may also over-allot this offering, creating a short position, and may bid for and purchase Notes in the open market to cover the short position. These activities if carried out, will be carried out with a view to stabilize, maintain and support the market price of the Notes during the stabilization period above market levels that may otherwise prevail. The underwriters are not required to engage in these activities, and these activities may not necessarily occur.

Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than 30 days after the date on which the issuer received the proceeds of the issue, or no later than 60 days after the date of allotment of the Notes, whichever is the earlier. Any stabilization action or over-allotment must be conducted by the relevant underwriters (or persons acting on their behalf) in accordance with all applicable laws and rules and will be undertaken at the offices of the underwriters (or persons acting on their behalf) and on the NYSE or the over-the-counter market.

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The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Petrobras, PGF and their affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In particular, certain of the underwriters and/or their affiliates may hold debt securities or other indebtedness issued by PGF, including indebtedness guaranteed by Petrobras, which may be repurchased or repaid with proceeds of this offering. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies.  Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters and/or their affiliates may acquire the Notes for their own accounts. Such acquisitions may have an effect on demand for and the price of the Notes.

The expenses of the offering, excluding the underwriting discount, are estimated to be U.S.$3.8 million and will be borne by PGF. PGF has agreed to reimburse the underwriters up to U.S.$ 190,000 for certain of their expenses relating to the offering, including the fees and disbursements of counsel to the underwriters. Such reimbursement is deemed underwriting compensation by the Financial Industry Regulatory Authority Inc. (FINRA).

Petrobras has been advised by the underwriters that they propose to offer the Notes initially at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a selling concession not in excess of 0.300% of the principal amount of the Notes. After the initial public offering of the Notes, the public offering price and concession and discount to dealers may be changed.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in six business days (T+6), to specify alternative settlement arrangements to prevent a failed settlement.

The Notes are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come and investors in the Notes should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

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The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on PGF except as set forth in the underwriting agreement.

Neither PGF nor the underwriters have represented that the Notes may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.

Conflicts of Interest

The underwriters are acting as dealer managers in connection with the Tender Offers and will receive a commission for also acting in such capacity. See “The Offering—Tender Offers.”

General

No action has been or will be taken in any jurisdiction other than the United States by PGF or any underwriter that would, or is intended to, permit a public offering of the Notes, or possession or distribution of this prospectus supplement or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons outside the United States into whose hands this prospectus supplement comes are required by PGF and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession, distribute or publish this prospectus supplement or any other offering material relating to the Notes, in all cases at their own expense.

Brazil

Neither the Notes, nor their offer for sale, have been, or will be, registered with the Comissão de Valores Mobiliários – CVM. The Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

Pursuant to Chilean Capital Markets Act and Norma de Carácter General (“General Rule”) No. 336, dated June 27, 2012, issued by the Chilean Financial Market Commission (“CMF”), the existing Notes may be privately offered in Chile to certain “qualified investors” identified as such by CMF General Rule No. 336 (which in turn are further described in CMF General Rule No. 216, dated June 12, 2008, and in CMF General Rule No. 410, dated July 27, 2016). General Rule No. 336 requires the following information to be provided to prospective investors in Chile:

1.       Date of commencement of the offer: October 13, 2020. The offer of the Notes is subject to General Rule No. 336, dated June 27, 2012, issued by the CMF;

2.       The subject matter of this offer are securities not registered with the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF, and as such are not subject to the oversight of the CMF;

3.       Since the Notes are not registered in Chile there is no obligation by Issuer to make publicly available information about the Notes in Chile; and

4.       The Notes shall not be subject to public offering in Chile unless registered with the relevant Securities Registry of the CMF.

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Información a los Potenciales Inversionistas Chilenos

De conformidad con la Ley de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero (“CMF”), la oferta por los bonos puede ser efectuada de forma privada a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la norma de carácter general N° 216, de 12 de junio de 2008 y en la Norma de Carácter General N° 410 de fecha 27 de Julio de 2016, ambas de la CMF. La NCG 336 dispone que la siguiente información debe ser entregada a los inversionistas:

1.      La oferta de los bonos comienza el de 13 de octubre de 2020 y se encuentra acogida a la NCG N° 336, de fecha 27 de junio de 2012, de la CMF;

2.      La oferta versa sobre valores que al ser emitidos y colocados no fueron inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

1.      Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

2.      La oferta por los bonos no es objeto de oferta pública y estos valores no han sido y ni podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el registro de valores correspondiente.

Peru

The Notes and the information contained in this prospectus supplement have not been and will not be registered with or approved by the Peruvian Capital Markets Superintendency (Superintendencia del Mercado de Valores) or the Lima Stock Exchange. Accordingly, the Notes cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru. The Peruvian securities market law establishes, among others, that any particular offer may qualify as private if it is directed exclusively to institutional investors.

European Economic Area and United Kingdom

For the purposes of this section, all references to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

This Prospectus Supplement has been prepared on the basis that any offering of the Notes in the European Economic Area (“EEA”) or in the United Kingdom (“UK”) will be made pursuant to an exemption under the Prospectus Regulation from the obligation to publish a prospectus for offers of Notes. Accordingly, any person making or intending to make an offer in a member state of the EEA or the UK of the Notes which are the subject of the offering contemplated in this Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of the Notes shall require Issuer nor any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.

Neither the Issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither the Issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Notes contemplated in this Prospectus Supplement.

The expression "Prospectus Regulation" means Regulation (EU) 2017/1129 (as amended or superseded). The expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

The Notes are not intended to be offered, sold or otherwise made available to any retail investor in the EEA or the UK. For the purposes of this provision: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by the PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

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Each person in a Member State of the EEA or in the UK who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement and the accompanying prospectus, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter, PGF and Petrobras that it and any person on whose behalf it acquires the Notes is:

(a)	a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation; and

(b)	not a “retail investor” as defined above.

We and the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment and agreement.

Any distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) subsequently offering, selling or recommending the Notes is responsible for undertaking its own target market assessment in respect of the Notes and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). Neither the Issuer nor any of the underwriters make any representations or warranties as to a Distributor's compliance with the Delegated Directive.

This selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

United Kingdom

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy

This prospectus supplement has not been submitted to the Commissione Nazionale per le Società e la Borsa, the Italian Securities Exchange Commission (“CONSOB”), for clearance and will not be subject to formal review or clearance by CONSOB. The Notes offered by this prospectus supplement may neither be offered or sold, nor may this prospectus supplement or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

a)	pursuant to the Legislative Decree of February 24, 1998, No. 58, as amended (the “Consolidated Financial Act”), made only to “qualified investors” (investitori qualificati), as defined pursuant to Article 34-ter, first paragraph, letter b), of CONSOB regulation No. 11971 of May 14, 1999, as amended, concerning issuers (the “Issuers’ Regulation”) and by Article 35, paragraph 1, letter d) of CONSOB regulation No. 20307 of 15 February, 2018 (“CONSOB Regulation No. 20307”); or

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b)	in other circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Consolidated Financial Act and its implementing CONSOB regulations, including Issuers’ Regulation.

Any such offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or any other document relating to the offering of the Notes in the Republic of Italy must be in compliance with the selling restrictions under (a) and (b) above and must be: (i) made by soggetti abilitati (including investment firms, banks or financial intermediaries, as defined by Article 1, first paragraph, letter r), of the Consolidated Financial Act), to the extent duly authorized to engage in the placement and/or underwriting and/or purchase of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Consolidated Financial Act, the CONSOB Regulation No. 20307, as amended, Legislative Decree No. 385 of September 1, 1993, as amended, and any other applicable laws and regulations; and (ii) in compliance with any other applicable requirements or limitations which may be imposed by CONSOB, the Bank of Italy or any other Italian regulatory authority.

Any investor the Notes is solely responsible for ensuring that any offer or resale of the Notes it purchased occurs in compliance with applicable laws and regulations.

In accordance with Article 100 bis of the Consolidated Financial Act, the subsequent resale on the secondary market in the Republic of Italy of the Notes (which were part of an offer made pursuant to an exemption from the obligation to publish a prospectus) constitutes a distinct and autonomous offer that must be made in compliance with the public offer and prospectus requirement rules provided under the Consolidated Financial Act and Issuers’ Regulation unless an exemption applies. Failure to comply with such rules may result in the subsequent resale of such Notes being declared null and void and the intermediary transferring the Notes may be liable for any damage suffered by the investors.

The Netherlands

This prospectus supplement has not been and will not be approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) in accordance with the Prospectus Regulation.

Ireland

The information in this prospectus supplement does not constitute a prospectus under any Irish laws or regulations and this prospectus supplement has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of Notes in Ireland within the meaning of the Irish Prospectus (Regulation (EU) 2017/1129) Regulations 2005 (the “Prospectus Regulations”). The Notes have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the Notes may be publicly distributed, or otherwise made publicly available in Switzerland.

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

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Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Abu Dhabi Global Market

This prospectus supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market, or (b) are Authorised Persons or Recognised Bodies (as such terms are defined in the Financial Services and Markets Regulations 2015 (“FSMR”)), or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Hong Kong

The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong and no action has been taken in Hong Kong to authorize or register this prospectus supplement or to permit the distribution of this prospectus supplement or any document issued in connection with it. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus supplement, you should obtain independent professional advice.

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) or an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

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Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”); (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, notes and units of shares and notes of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Taiwan

The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Notes in Taiwan.

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TAXATION

The following discussion summarizes certain U.S. federal income, Brazilian and Dutch tax considerations that may be relevant to the ownership and disposition of the Notes acquired in this offering at their original issue price. This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisors about the tax consequences of holding the Notes, including the relevance to your particular situation of the considerations discussed below, as well as of any other tax laws. There currently is no income tax treaty between Brazil and the United States. Although Brazilian and U.S. tax authorities have had discussions that may culminate in such a treaty, we cannot make any assurances regarding whether or when such a treaty will enter into force or how it will affect holders of the Notes.

U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income, Brazilian and Dutch tax considerations that may be relevant to the ownership and disposition of the Notes acquired at their offering price in this offering. This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisors about the tax consequences of holding the Notes, including the relevance to your particular situation of the considerations discussed below, as well as of any other tax laws. There currently are no income tax treaties between Brazil and the United States. Although Brazilian and U.S. tax authorities have had discussions that may culminate in such a treaty, we cannot make any assurances regarding whether or when such a treaty will enter into force or how it will affect holders of the Notes.

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that may be relevant to a beneficial owner of Notes. This summary addresses only investors that purchase Notes at their offering price in this offering, and that hold such Notes as capital assets for U.S. federal income tax purposes. The summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, regulated investment companies, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that have a “functional currency” other than the U.S. dollar, persons that purchase or sell the Notes as part of a wash sale for tax purposes, U.S. expatriates or nonresident alien individuals present in the United States for 183 days or more in a taxable year. In addition, the discussion does not address the alternative minimum tax, the U.S. federal estate and gift tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to an investor. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Notes that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation or an entity otherwise subject to U.S. federal income taxation on a net income basis in respect of the Notes. A “Non-U.S. Holder” is a beneficial owner of the Notes that is not a U.S. Holder.

This summary is based on the Internal Revenue Code of 1986, as amended, existing, proposed and temporary U.S. Treasury regulations and judicial and administrative interpretations thereof, in each case as of the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or to differing interpretations, which could affect the U.S. federal income tax consequences described herein.

It is anticipated, and this discussion assumes, that the issuance of the Notes will be treated as a “qualified reopening” of the Original Notes for U.S. federal income tax purposes. Accordingly, the Notes will be deemed to be part of the same “issue” as the Original Notes for U.S. federal income tax purposes, having the same issue date and the same issue price as the Original Notes.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR CIRCUMSTANCES OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. FEDERAL ESTATE, GIFT AND ALTERNATIVE MINIMUM TAX LAWS, the Medicare tax on net investment income, U.S. STATE AND LOCAL TAX LAWS AND FOREIGN TAX LAWS.

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Book/ Tax Conformity

U.S. Holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

Payments of Interest and Additional Amounts

The gross amount of payments of interest on the Notes (which may include additional amounts) generally will be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes (reduced by any amortized premium (as described below)). Amounts attributable to accrued interest from the original issue date of the Original Notes in respect of the Notes will generally not be includible in income.

In the event that a U.S. Holder purchases the Notes at a cost (excluding the amount paid for any interest accrued from the original issue date of the Original Notes) greater than its principal amount, the U.S. Holder will be considered to have purchased the Notes at a premium, and may elect to amortize the premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Notes. Such election, once made, generally applies to all bonds held or subsequently acquired by the U.S. Holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. Holder that elects to amortize the premium must reduce its tax basis in the Notes by the amount of the premium amortized during its holding period. Amortization deductions attributable to a period reduce interest payments in respect of that period. With respect to a U.S. Holder that does not elect to amortize bond premium, the amount of bond premium will be included in the U.S. Holder’s tax basis when the Notes mature or are disposed of by the U.S. Holder. Therefore, a U.S. Holder that does not elect to amortize such premium and that holds the Notes to maturity generally will be required to treat the premium as capital loss when the Notes mature. Due to the fact that the Notes may be redeemed by the Issuer prior to their maturity at a premium, special rules apply that may reduce, defer or eliminate the amount of bond premium that a U.S. Holder may amortize with respect to the Notes.

Interest income (including any additional amounts) in respect of the Notes generally will constitute foreign-source income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Such income generally will constitute “passive category income” for foreign tax credit purposes for most U.S. Holders. The calculation and availability of foreign tax credits and, in the case of a U.S. Holder that elects to deduct all foreign income taxes for that taxable year, the availability of such deduction involves the application of complex rules that depend on the U.S. Holder’s particular circumstances. In addition, foreign tax credits generally will not be allowed for certain short-term or hedged positions in the Notes.

U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions in respect of foreign taxes and the treatment of any additional amounts.

Subject to the discussions below under “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest income earned in respect of the Notes. However, to receive this exemption, a Non-U.S. Holder may be required to satisfy certification requirements, described below, to establish that it is not a U.S. Holder.

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Sale or Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of the Notes in an amount equal to the difference between the amount realized (less any amount attributable to accrued interest, which will be taxable as such) upon such disposition and such U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s tax basis in a Note generally will equal the U.S. Holder’s purchase price of the Note reduced to reflect the amount of any amortized premium and any payments of purchased interest that accrued from the original issue date of the Original Notes. Gain or loss recognized by a U.S. Holder on the disposition of a Note generally will be long-term capital gain or loss if, at the time of the disposition, the Note has been held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. Holder generally is subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Capital gain or loss recognized by a U.S. Holder generally will be U.S.-source gain or loss. Consequently, if any such gain is subject to foreign withholding tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to the applicable limitation) against tax due on other income treated as derived from foreign sources. U.S. Holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the Notes.

Subject to the discussion below under “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of Notes.

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Notes) that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria.  U.S. Holders who fail to report the required information could be subject to substantial penalties.  In addition, the statute of limitations for assessment of tax would be suspended, in whole or in part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Payments in respect of the Notes that are paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder (i) is a corporation (other than an S corporation) or other exempt recipient, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding collected from a payment to a U.S. or non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, and may entitle the holder to a refund, provided that certain required information is timely furnished to the IRS.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the Notes by a non-resident of Brazil. This discussion is based on the tax laws of Brazil as in effect on the date of this prospectus supplement and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the Notes.

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PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.

Payments in Respect of the Notes, and Sale or Other Disposition of Notes

Generally, an individual, entity, trust or organization that is domiciled for tax purposes outside Brazil (a “Non-Resident”) is subject to income tax in Brazil only when income is derived from a Brazilian source or when the transaction giving rise to such earnings involves assets located in Brazil. Therefore, based on the fact that PGF is considered to be domiciled abroad for tax purposes, any interest, gains, fees, commissions, expenses and any other income paid by PGF in respect of the Notes it issues to Non-Resident holders should not be subject to withholding or deduction in respect of Brazilian income tax or any other taxes, duties, assessments or governmental charges in Brazil, provided that such payments are made by PGF with funds held outside of Brazil.

Any capital gains generated outside Brazil as a result of a transaction between two Non-Resident holders with respect to assets not located in Brazil are generally not subject to tax in Brazil. If the assets are located in Brazil, then capital gains realized thereon are subject to income tax, according to Law No. 10,833, enacted on December 29, 2003. Since the Notes will be issued by a legal entity incorporated outside of Brazil and registered abroad, the Notes should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, gains realized on the sale or other disposition of the Notes made outside Brazil by a Non-Resident holder to another Non-Resident should not be subject to Brazilian taxes. However, considering the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure prospective investors that such interpretation of this law will prevail in the courts of Brazil. If the income tax is deemed to be due, the gains may be subject to income tax in Brazil, effective as from January 1, 2017, (as confirmed by Declaratory Act No. 3, of April 27, 2016), at progressive rates as follows: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million; or 25.0% if such Non-Resident holder is located in a Low or Nil Tax Jurisdiction as it will be further detailed below. A lower rate, however, may apply under an applicable tax treaty between Brazil and the country where the Non-Resident holder has its domicile.

Payments Made by Petrobras as Guarantor

In the event the issuer fails to timely pay any due amount, including any payment of principal, interest or any other amount that may be due and payable in respect of the Notes, the guarantor will be required to assume the obligation to pay such due amounts. As there is no specific legal provision dealing with the imposition of withholding income tax on payments made by Brazilian sources to Non-Resident beneficiaries under guarantees and no uniform decision from the Brazilian courts, there is a risk that tax authorities will take the position that the funds remitted by the guarantor to the Non-Resident holders may be subject to the imposition of withholding income tax at a general 15% rate, or at a 25% rate, if the Non-Resident holder is located in a Low or Nil Tax Jurisdiction. Arguments exist to sustain that (a) payments made under the guarantee structure should be subject to imposition of withholding income tax according to the nature of the guaranteed payment, in which case only interest and fees should be subject to taxation at a rate of 15%, or 25%, in cases of beneficiaries located in Low or Nil Tax Jurisdictions, as defined by the Brazilian legislation; or (b) payments made under guarantee by Brazilian sources to Non-Resident beneficiaries should not be subject to the imposition of withholding income tax, to the extent that they should qualify as a credit transaction by the Brazilian party to the borrower. The imposition of withholding income tax under these circumstances has not been settled by the Brazilian courts.

If the payments with respect to the Notes are made by Petrobras as a guarantor, then Non-Resident holders will be indemnified so that, after payment of applicable Brazilian taxes imposed by deductions or withholding with respect to principal or interest payable with respect to the Notes, subject to certain exceptions, as mentioned in “Description of the Notes—Covenants—Additional Amounts,” a Non-Resident holder will receive an amount equal to the amount that such Non-Resident holder would have received if no such taxes were imposed. See “Description of the Notes—Covenants—Additional Amounts.”

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Discussion on Low or Nil Tax Jurisdictions

According to Law No. 9,430, dated December 27, 1996, as amended, a Low or Nil Tax Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a maximum rate lower than 20% or (iii) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment.

Additionally, on June 24, 2008, Law No. 11,727/08 created the concept of Privileged Tax Regimes, which encompasses the countries and jurisdictions that (i) do not tax income or tax it at a maximum rate lower than 20%; (ii) grant tax advantages to a Non-Resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (iii) do not tax proceeds generated abroad or tax them at a maximum rate lower than 20% or (iv) restrict disclosure about the ownership of assets and ownership rights or restrict disclosure about economic transactions carried out.

On November 28, 2014, the Brazilian tax authorities issued Ordinance 488, which decreased, from 20% to 17%, the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

We consider that the best interpretation of the current Brazilian tax legislation, especially in regard to the abovementioned Law 11,727/08, should lead to the conclusion that the concept of Privileged Tax Regimes should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization rules. According to this interpretation, the concept of Privileged Tax Regimes should not be applied in connection with the taxation of payments related to the Notes to Non-Residents. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the fact that such “privileged tax regime” concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization and cross-border interest deductibility rules, Brazilian tax authorities may take the position that such Privileged Tax Regime definition also applies to other types of transactions.

In the event that the privileged tax regime concept is interpreted to be applicable to transactions such as payments related to the Notes to Non-Residents, this tax law would accordingly result in the imposition of taxation to a Non-Resident that meets the privileged tax regime requirements in the same way applicable to a resident located in a Low or Nil Tax Jurisdiction. Prospective investors should therefore consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Instruction No. 1,037/2010, as amended, and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and Privileged Tax Regimes.

Other Tax Considerations

Brazilian law imposes a Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or IOF/Exchange, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the IOF/Exchange rate for almost all foreign currency exchange transactions is 0.38%. According to Section 15-B of the Decree No. 6,306, as amended, the settlement of exchange transactions in connection with foreign financing or loans, for both inflow and outflow of proceeds into and from Brazil, are subject to IOF/Exchange at a 0% rate. Currently, in the case of the settlement of foreign exchange transactions (including simultaneous foreign exchange transactions), in connection with the inflow of proceeds to Brazil deriving from foreign loans, including those obtained through the issuance of notes in the international market, with the minimum average term not exceeding 180 days, the IOF/Exchange tax rate is 6% (this rate of 6% will be levied with penalties and interest in the case of financings or international bonds with a minimum average term longer than 180 days in which an early redemption occurs in the first 180 days). The Brazilian government is permitted to increase this rate at any time up to 25.0%. Any such increase in rates may only apply to future transactions.

In addition, the Brazilian tax authorities could argue that a Tax on Loan Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or IOF/Credit, due on loan transactions could be imposed upon any amount paid in respect of the Notes by the guarantor under the guarantee given at a rate of up to 1.88% of the total amount paid.

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Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or other disposition of the Notes by a Non-Resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Dutch Tax Considerations

The following describes certain material Dutch tax consequences for a holder who is neither a resident nor deemed to be a resident of the Netherlands for Dutch tax purposes in respect of the ownership, acquisition and disposal of the Notes.

This section is based on the Dutch tax laws, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change or to different interpretation, possibly with retroactive effect. For the purpose of this section, “Dutch Tax” and “Dutch Taxes” shall mean taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

This section is intended as general information only, it does not constitute tax or legal advice and it does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In view of its general nature, it should be treated with appropriate caution.

For the avoidance of doubt, this summary does not describe the consequences of the entering into effect of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021), which act will enter into effect as per 1 January 2021. Please see "Risk factors – If interest payments on the Notes become subject to withholding tax in the Netherlands, the Notes may be redeemed prior to their stated maturity" for more information on the new withholding tax on interest in the Netherlands.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.

For Dutch tax purposes, a holder of Notes may include, without limitation:

•	an owner of one or more Notes who, in addition to the title to such Notes, has an economic interest in such Notes;

•	a person or an entity that holds the entire economic interest in one or more Notes;

•	a person or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more Notes; and

•	a person who is deemed to hold an interest in Notes, as referred to under any of the above, pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001, with respect to property that has been segregated, for example, in a trust or a foundation.

Dutch Individual and Corporate Income Tax

Please note that this section does not describe the tax considerations for:

•	holders of the Notes if such holders, and in the case of an individual, his or her partner or certain of his or her relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in PGF under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of notes has a substantial interest in PGF if it has, directly or indirectly (and, in the case of an individual, alone or together with certain relatives) (i) the ownership of, a right to acquire the ownership of, or certain rights over, shares representing 5 per cent. or more of either the total issued and outstanding capital of PGF or the issued and outstanding capital of any class of shares of PGF, or (ii) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5 per cent. or more of either the annual profit or the liquidation proceeds of PGF. A deemed substantial interest may arise if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

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•	pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969)) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax;

•	holders of Notes who are individuals and for whom the Notes or any benefit derived from the Notes are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

A holder of Notes will not be treated as a resident of the Netherlands by reason only of the holding of a Note or the execution, performance, delivery and/or enforcement of the Notes.

A holder who is not a resident of the Netherlands, nor deemed to be a resident, is not taxable on income derived from the Notes and capital gains realized upon the disposal or redemption of the Notes, except if:

(i)	such holder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of the enterprise, other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a (deemed) permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) that is taxable in the Netherlands, to which the Notes are attributable;

(ii)	the holder is an individual and derives benefits from miscellaneous activities (overige werkzaamheden) carried out in the Netherlands in respect of the Notes, including without limitation activities which are beyond the scope of active portfolio investment activities;

(iii)	the holder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands, other than by way of securities, and to which enterprise the Notes are attributable; or

(iv)	the holder is an individual and is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of securities, and to which enterprise the Notes are attributable.

Dutch Withholding Tax

All payments of interest and principal by PGF under the Notes can be made free of withholding or deduction for any taxes of any nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Dutch Gift and Inheritance Taxes

No Dutch gift or inheritance taxes are due in respect of any gift of Notes by, or inheritance of the Notes on the death of a holder, except if:

(i)	at the time of the gift or death of the holder, the holder is a resident, or is deemed to be a resident, of the Netherlands;

(ii)	the holder dies within 180 days after the date of the gift of the Notes and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, a resident of the Netherlands; or

(iii)	the gift of the Notes is made under a condition precedent and the holder is a resident.

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For purposes of Dutch gift and inheritance taxes, among others, a person that holds Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, among others, a person not holding Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency

Other Taxes and Duties

No other Dutch taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a holder of the Notes by reason only of the purchase, ownership and disposal of the Notes.

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DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Petrobras is a sociedade de economia mista (mixed capital company), a public sector company with some private sector ownership, established under the laws of Brazil, and PGF is a private company with limited liability incorporated under the laws of the Netherlands. A substantial portion of the assets of Petrobras and PGF are located outside the United States, and at any time all of their respective executive officers and directors, and certain advisors named in this prospectus supplement, may reside outside the United States. As a result, it may not be possible for you to effect service of process on any of those persons within the United States. In addition, it may not be possible for you to enforce a judgment of a United States court for civil liability based upon the United States federal securities laws against any of those persons outside the United States.

For further information on potential difficulties in effecting service of process on any of those persons or enforcing judgments against any of them outside the United States, see “Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons” in the accompanying prospectus.

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LEGAL MATTERS

NautaDutilh N.V., special Dutch counsel for PGF, will pass upon the validity of the Notes and the indenture for PGF as to certain matters of Dutch law. Petrobras’s general counsel or acting general counsel, will pass upon, for Petrobras, certain matters of Brazilian law relating to the guaranty. The validity of the Notes, the indenture and the guaranty will be passed upon for PGF and Petrobras by Cleary Gottlieb Steen & Hamilton LLP as to certain matters of New York law.

Pinheiro Neto Advogados will pass upon the validity of the guaranty for the underwriters as to certain matters of Brazilian law. Shearman & Sterling LLP will pass upon the validity of the Notes, the indenture and the guaranty for the underwriters as to certain matters of New York law.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With respect to the unaudited consolidated interim financial information of Petrobras as of June 30, 2020 and for the three-month and six-month periods ended June 30, 2020 and 2019, incorporated by reference herein, KPMG Auditores Independentes, an independent registered public accounting firm, reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Petrobras Form 6-K furnished to the SEC on July 31, 2020, as amended by Petrobras Form 6-K/A furnished to the SEC on September 4, 2020, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited consolidated interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited consolidated interim financial information because that report is not a ‘report’ or a ‘part’ of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

The consolidated financial statements of Petrobras as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on March 23, 2020, as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on April 21, 2020 have been so incorporated in reliance on the reports of KPMG Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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